                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
               SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             NET COMMAND TECH, INC.
-------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

        State of Florida                               55-0672633
----------------------------------           ----------------------------------
  (State or other jurisdiction               (IRS Employer Identification No.)
of incorporation or organization)

111 2nd Avenue N.E., Suite 1600, St. Petersburg, Florida           33701
---------------------------------------------------------    ------------------
      (Address of principal executive offices)                   (Zip Code)

           Securities registered pursuant to Section 12(b) of the Act:

Title of each class to be so       Name of each exchange on which each class
      registered                                is to be registered
-----------------------------      ------------------------------------------
         None                                       None

        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
        ----------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----

                                                       PART I

Item 1.  Description of Business.................................................................................1

Item 2.  Management's Plan of Operations.........................................................................4

Item 3.  Description of Property.................................................................................6

Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................7

Item 5.  Director, Executive Officers, Promoters and Control Persons.............................................9

Item 6.  Executive Compensation.................................................................................10

Item 7.  Certain Relationships and Related Transactions.........................................................11

Item 8.  Description of Securities..............................................................................11

                                                      PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters........12

Item 2.  Legal Proceedings......................................................................................12

Item 3.  Changes In and Disagreements with Accountants..........................................................14

Item 4.  Recent Sales of Unregistered Securities................................................................14

Item 5.  Indemnification of Officers and Directors..............................................................16

                                                      PART F/S

Financial Statement for Net Command Tech, Inc...................................................................17

Financial Statements for Satellite Access Systems, Inc..........................................................41

Unaudited Pro Forma Consolidated Financial Data.................................................................54

                                                      PART III

Item 1. Exhibits................................................................................................58

SIGNATURES......................................................................................................60

                                     PART I

         ITEM 1.     DESCRIPTION OF BUSINESS.

                     GENERAL

                  Net Command Tech, Inc. ("NCT" or the "Company") is a St. Petersburg-based software company engaged in the research and development, marketing, and licensing of new communications technology.

                  The Company was organized in 1994 under the name Acunet, Inc., pursuant to the laws of the State of Delaware. It changed its name to Corsaire Snowboard, Inc. in March 1995 and then to Net Command Tech, Inc. in May 1999. Prior to February 1999, the Company did not engage in any commercial operations, nor own any assets. In February 2000, the Company was domesticated in the State of Florida and as a result is now a Florida corporation.

                  In February 1999, the Company acquired from Baraka Intracom, Inc. ("Baraka") certain assets, consisting primarily of intellectual property, including software, copyrights and trademarks, used in the transmission of video data over the Internet or intranet. In June 1999, the Company acquired 100% of the issued and outstanding common stock of Satellite Access Systems, Inc. ("SAS"), based in St. Petersburg, Florida, which had purportedly developed certain intellectual property used in the high-speed transmission of data over a narrow bandwidth environment. Since these acquisitions, the Company has been involved in the attempted verification of the SAS technology and the further refinement and development of its Baraka technology. The Company presently sells certain remote surveillance products and intends to further develop its data transmission capability.

                  The Company's executive offices are located at 111 Second Avenue, N.E., Suite 1600, St. Petersburg, Florida 33701 and its telephone number is (727) 898-5707.

                  THE MARKET

                  The Company perceives a market for cost effective remote surveillance based upon the personal computer platform. As component costs decline and technology improves, it has become practical to use standard components to replace the more expensive custom designed products traditionally used in remote surveillance systems. In the past several years, computer processing power has increased over 1000 times, modem speed has increased over 100 times and video monitors and cameras can be purchased for less than $200.00. By using standard components and programming interfaces, the Company is able to provide remote video and audio monitoring products that are low cost, effective and easy to install, configure and use. In addition, the products can be easily upgraded.

                  The Company believes that in the video surveillance market there are opportunities to secure market share by forming alliances with major video camera manufacturers. In addition, the Company will be looking to form alliances with major national security companies, which the Company believes will facilitate its ability to reach end users.


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

                  PRODUCTS

                  The Company currently offers a proprietary software product known as EyeWatch Plus. EyeWatch Plus offers high-speed digital transmission of real time video images and alarm capability from remote sites, via a standard telephone line, ISDN, LAN ("Local Area Network"), or WAN ("Wide Area Network"). The unit can accommodate up to 16 black and white or color cameras at the transmitting location. EyeWatch Plus can transmit up to 15 frames per second (depending upon the speed of the connection), enabling remote surveillance and audio capabilities from anywhere in the world. The product's features include, among other things, alarm trigger input, automatic dial-out to predetermined telephone numbers, a Windows operating system and video playback. The Company's product offers users the ability to view an event as it is occurring as opposed to the current method generally utilized which allows only for real-time recording, without transmission to other locations.

                  The Company also offers NetWatch(TM) software which can be integrated as an upgrade to an EyeWatch and EyeWatch Plus video camera surveillance system or as part of a new installation. The NetWatch(TM) software, which is among the first of any known surveillance system to allow multiple simultaneous viewers, allows the Company to reach new markets such as day care centers, restaurants and absentee owners. In addition, the Company's software allows for remote verification of alarms. This is a significant improvement over existing technology, and the Company believes that this feature will become extremely important as more and more police departments begin to charge for police dispatching to false alarm locations.

                  STRATEGY

                  The Company's strategy is to develop and leverage new technologies to create a comprehensive portfolio of technologically advanced applications and/or products for the telecommunications data transmission and data storage markets. The key components of this growth strategy are as follows:

                  o EXPAND INTELLECTUAL PROPERTY PORTFOLIO. The Company intends to continue developing its intellectual property portfolio. The Company has currently identified product lines based on the same proprietary core technology. Each of these identified products will enable surveillance and security monitoring of locations previously unattainable. The Company intends to enhance and improve its technology to perfect and market these identified products and develop new products not yet identified.

                  o ESTABLISH RESEARCH AND DEVELOPMENT ALLIANCES. The Company will seek to form alliances with major companies that service the surveillance and security industry (e.g. transmission infrastructure, computer technologies, select software providers). The Company will also seek to form alliances with research and development firms to aggressively develop and bring to market better products for the surveillance and security industry. The Company's management believes that these alliances will bring access to expertise and specialized equipment not currently available to the Company and will provide a network of resources to help facilitate product development and increased problem solving capabilities.


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


                  o ESTABLISH STRATEGIC DISTRIBUTION ALLIANCES. The Company will seek to commercialize its products by entering into licensing and royalty arrangements with major corporations within the Company's targeted markets. These markets include: camera and video capture cards, monitoring companies, security companies and entertainment and software providers. The Company can gain greater market share by licensing its products for remarketing rather than marketing them directly because management believes that the Company's technology can add value to existing products which already have gained market acceptance.

                  COMPETITION

                  The Company's EyeWatch Plus software competes with several existing surveillance systems in the market sold by companies such as NovexCanada.com, Privid_eye.com and Vodomain.com. The Company believes it has a competitive advantage in that its product is customizable and can be easily installed on standard, off-the-shelf hardware, as opposed to expensive custom-made hardware. In addition, the Company's product offers real-time video and audio transmission to remote locations, an advantage over most systems that only provide real-time recording. Furthermore, the Company's new NetWatch(TM) product, scheduled for release in the second quarter of 2000, will add functionality to better serve the market without having a significant increase in cost to a distributor.

                  Although, the Company believes that its products offer unique features, competition in the market of surveillance is intense. Many of the existing players in the surveillance market, such as Almex Ltd., Tele site, Quick Silver, 8X8.com, NovexCanada.com, Privid_eye.com and Vdomain.com, have significantly greater engineering, manufacturing, marketing and financial resources than the Company.

                  The Company's ability to compete successfully in this market will be dependent on the development of strategic alliances with distributors and dealers to license its technology. There can be no assurances that the Company will be able to develop such alliances to market its products.

                  INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

                  The Company has one trademark and five copyrights covering its technology. However, there can be no assurances that the Company's proprietary rights will not be challenged, invalidated or circumvented, or that the Company's copyrights will provide complete proprietary protection to the Company. The failure of any copyrights to provide protection to the Company's technology may make it easier for the Company's competitors to offer technology equivalent or superior to the Company's technology.

                  The Company also enters into confidentiality and non-disclosure agreements with its employees, consultants and potential customers, and controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization, or to develop similar technology independently. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its technology. In addition, litigation may be necessary in the future to enforce or protect the Company's intellectual property rights, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

                  MARKETING AND DISTRIBUTION

                  The Company will seek to market its products through distributors. To date, the Company has three distributors and each his signed five-year agreements to distribute its surveillance software and/or products. One of these distributors is located in Florida and will focus on the South American market, one in California which will focus on North America and one in Australia which will focus on international sales.

                  EMPLOYEES

                  As of December 31, 1999, the Company had seven full-time employees. Of this total, three were engaged in administration and four in research and development. The Company has also retained one consultant for business development and one consultant to act as controller.

ITEM 2.           MANAGEMENT'S PLAN OF OPERATIONS.

                  FORWARD LOOKING STATEMENTS

                  The following is a summary of the plan of operation for the next twelve months. To the extent that such plan contains statements which are not historical in nature, such statements are forward-looking statements which involve risks and uncertainties. Forward-looking statements are typically phrased using words such as "will," "may," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue" and similar expressions or variations. Certain important factors may affect the Company's actual plan of operations and could cause those plans to differ from any forward looking statement contained herein or that are otherwise made on behalf of the Company.

                  These factors include, but are not limited to:

                  1. The Company's ability to commercialize its technology will require additional capital. If the receipt of such capital is delayed, it could have a material adverse effect on the Company's prospects. If the receipt of additional capital proves unattainable, the Company will be unable to succeed.

                  2. The Company's ability to commercialize its technology will depend upon the success it has in forming joint venture, distributorship and/or licensing arrangements with third parties. If these relationships cannot be developed or sustained, the Company may be unable to succeed.

                  3. The Company has expended substantial funds and resources in connection with the acquisition and operation of SAS and the process of verifying the SAS technology. There is ongoing litigation involving SAS that has delayed the verification process, and events leading up to the litigation have created considerable doubt in management's view as to the legitimacy of the SAS technology. The ultimate resolution of the lawsuit, as well as the results of the verification of the SAS technology, will materially affect the Company.

                  4. The Company depends upon a small number of key executive officers, principally, Frank Musolino, Joseph Morgan and Robert Chalnick. The loss of services of any of these individuals could have a material adverse effect on the Company's business and prospects.

                  5. The Company's development depends on its ability to attract and retain highly qualified technical personnel. Competition for personnel in the technical field is intense. If the Company is unable to attract and retain qualified personnel, it could have a material adverse effect on the Company's business and prospects.

         PLAN OF OPERATION

                  During the fiscal years ended December 31, 1998 and 1997, the Company was substantially inactive and had no revenues. During the first and second quarters of 1999, the Company began limited operations, with revenues being generated from the sale of its EyeWatch and EyeWatch Plus products.

                  The Company has expended significant efforts in 1999 to establish and expand its business through the purchase of intellectual properties and other assets. In February 1999, a subsidiary of the Company purchased assets, consisting primarily of the intellectual property EyeWatch, from Baraka. This intellectual property included software copyrights and one trademark used in connection with remote video surveillance products. As part of this transaction, the Company acquired a license agreement with Sarnoff Corporation for the use of MPEG-4. In July 1999, the Company terminated this licensing agreement.

                  In June 1999, the Company acquired 100% of the issued and outstanding common stock of SAS in exchange for 2,352,942 shares of common stock. In addition, the Company advanced SAS a total of $3.0 million for the payment of operating expenses and outstanding liabilities. SAS was purportedly involved in the development of ultra high speed satellite and Internet communications for the transmission of voice, date and video signals; technology which the Company branded as V-Band(SM). The Company is presently attempting to verify the technology that was acquired in this transaction. (See Part II, Item
2. "Legal Proceedings")

                  The Company intends to continue developing and marketing products based on the technology purchased by the Company from Baraka. In addition, it intends to identify and acquire additional complimentary technology in order to enhance its existing products and develop new products.

                  The Company does not currently anticipate any purchases or sales of plant or significant equipment or changes in the number of employees.

         LIQUIDITY

         The Company has funded its operations in 1999 through the sale of shares of common stock and through a loan from a third party which was subsequently converted to equity. Sales of the Company's products have been minimal and it is anticipated that product sales will remain insufficient to cover operating expenses, including research and development. In addition, the Company's subsidiary, SAS, has a significant amount of liabilities that must be satisfied. Therefore, unless the Company can enter into licensing or joint venture agreements, the Company will be required to generate funds through the sale of debt and/or equity in order to finance its operations and growth in the next twelve months. The Company believes it will be able to obtain the needed capital, although, there can be no assurances that the Company will be successful.

ITEM 3.           DESCRIPTION OF PROPERTY.

                  The Company's executive offices are located at 111 2nd Avenue NE, Suite 1600, St. Petersburg, Florida and subject to a lease between Transcontinental Realty Investors, Inc. ("Transcontinental") and Aaxico Sales, Inc. and SAS. The lease is for a term of four (4) years commencing June 30, 1996 and ending on June 30, 2000. The lease provides for base rent in the amount of $13,003.67 per month for the balance of the term. The premises are used for office space and research and development facilities and are suitable for such purposes. The Company has subleased approximately 62% of this office space to Global Resources Group, Inc. beginning on February 1, 2000 through the end of the lease.

                  On March 22, 1999 the Company executed a lease for office space located at 1550 Sawgrass Corporate Parkway, Suite 210, Sunrise, Florida. The term of the lease is for four (4) years and five (5) months commencing on July 1, 1999 and expiring on November 24, 2003. The lease provides for base rent of $14.50 per rentable square foot which is approximately $6,500 per month for the first year and increases by three percent (3%) on each anniversary thereafter. In addition, the Company is responsible for paying its pro-rata share of the landlord's operating expenses. The Company intended to use the property as office space; however, it relocated to the St. Petersburg location. The Company has subleased the space on the same terms and conditions as the lease.




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


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

                  At the close of business on December 31, 1999, the Company had 22,455,706 shares outstanding. The table below contains information concerning each person who is (i) a director, (ii) a named executive officer; and (iii) known by the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock.

NAME AND ADDRESS OF BENEFICIAL OWNER             AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP           PERCENTAGE
---------------------------------------------    -------------------------------------------    ----------------------
Frank Musolino(1)                                         7,210,610(2)                                  30.0%
601 South Harbour Island Blvd.
Suite 200
Tampa, FL  33602

Robert I. Chalnick(1)                                       640,000(3)                                   2.8%
111 2nd Avenue, NE
Suite 1600
St. Petersburg, FL 33701

Geoffrey Todd Hodges(1)                                       5,000                                        *
601 South Harbour Island Blvd.
Suite 200
Tampa, FL  33602

William R. Dunavant &                                     2,050,000                                      9.1%
Lucille Dunavant JTTE
2461 Provence Circle
Weston, FL  33327


Fever Holdings Limited                                    1,025,000                                      4.6%
c/o Banque Francaise De L'Orient
Attn:  Mr. Martin Lynch
50 Curzon Street
London
England  W1Y 7PN

Rene M. Hamouth                                           2,758,030                                     12.3%
530 Thetford Place
West Vancouver BC
Canada  V75  IR9


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





NAME AND ADDRESS OF BENEFICIAL OWNER             AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP           PERCENTAGE
---------------------------------------------    -------------------------------------------    ----------------------
Satellite Access Systems, Inc.                            2,352,942(4)                                  10.5%
111 2nd Avenue, NE
Suite 1600
St. Petersburg, FL  33701

Selport Overseas Limited                                  1,883,750                                     8.4%
c/o Modern Telnet Limited
45 Crawford Place
London W1H 2BY
Great Britain

Joseph Spitzer &                                          1,275,000                                     5.7%
Helen Spitzer JTTEN(5)
1446 59th Street
Brooklyn, NY  11219

All directors and officers as a                           8,105,610                                     32.9%
group (four individuals)


----------------------------------

*  Less than 1%.

(1) Messrs. Musolino, Chalnick, and Hodges serve as directors on the Company's Board of Directors. In addition, Messrs. Musolino and Chalnick serve as the Company's President, and Executive Vice President of Finance, respectively.

(2) Includes warrants to purchase 959,110 shares of the Company's common stock at an exercise price of $0.25 per share and 407,000 shares of the Company's common stock held by Tehara Ltd., a company controlled by Mr. Musolino. Also includes 100,000 shares and a warrant to purchase 625,000 shares at $4.00 per share held by The First American Banking Corporation ("First American"). Mr. Musolino indirectly owns the majority of the shares of First American.

(3) Includes option to purchase 90,000 shares of the Company's common stock at an exercise price of $5.00 per share and warrants to purchase 250,000 shares at $.25 per share.

(4) These shares are held of record by SAS, as nominee for 35 former shareholders of SAS.

(5) In November 1999, the Spitzers commenced an action against the Company and others alleging securities fraud and common law fraud in connection with their purchase of the shares of common stock of the Company. In January 2000, the case was settled. In connection with the settlement, the Spitzers transferred their shares of common stock to a third party. See Part II, Item 2. Legal Proceedings.




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



ITEM 5.           DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

NAME                                        AGE                        POSITION                       PERIOD OF SERVICE
-------------------------------------    ----------    -----------------------------------------    -----------------------

Frank Musolino                              49         Chief Executive Officer, President and              July 1999
                                                       Director

Robert I. Chalnick                          57         Executive Vice President Finance and                March 1999
                                                       Director

Geoffrey Todd Hodges                        41         Director                                            November 1999

Joseph Morgan                               50         Vice President                                      April 1999
                                                       Product Development

FRANK MUSOLINO, has served as the Company's Chief Executive Officer and President since September 1999. In addition, he has served on the Company's Board of Directors since July 1999. He is currently the chief executive officer and chairman of First American Holdings, Inc., a holding company, which owns the majority of the shares of First American. During the past five (5) years, Mr. Musolino has been the sole proprietor of FM Investments, a real estate and investment company.

ROBERT I. CHALNICK, has served as the Company's Executive Vice President Finance since March 1999. In addition, he has served on the Company's Board of Directors since June 1999. From May 1998 to February 1999, Mr. Chalnick served as executive vice president of Summus Technologies, Inc., a company which specialized in software development. From October 1997 to April 1998, he served as president of Chalnick Consulting, Inc., a company engaged in financial consulting. Mr. Chalnick also served as executive vice president of KBS, Inc. a company engaged in electronics contracting from 1996 through 1997. From October 1989 to September 1996, he was a partner at the CPA firm of Millward & Co. He was a former partner at Touche Ross & Co.

GEOFFREY TODD HODGES, has served as the General Counsel of First American since October 1999. From 1996 to 1999, Mr. Hodges was a shareholder in the law firm Agliano, Hodges & Whittemore, P.A. Prior to 1996, he was a shareholder in the law firm Shackleford, Farrior, Stallings & Evan, P.A.

JOSEPH MORGAN, has served as the Company's Vice President Product Development since April 1999. From 1992 to 1998, Mr. Morgan was the founder and president of U.S.A. Telecommunications Services, Inc., a company specializing in the development of pre-paid cellular phones. U.S.A. Telecommunications was purchased by SmartTalk Teleservices where Mr. Morgan was employed as vice president of research and development until SmartTalk was purchased by AT&T. He was employed by AT&T in its research and development division just prior to joining the Company.

Mr. Chalnick received 50,000 shares of the Company's common stock upon his appointment as a director. All other directors presently serve without compensation.

ITEM 6.           EXECUTIVE COMPENSATION.

                  No executive officer of the Company was paid over $100,000 in fiscal 1998, nor were any executive officers granted options in fiscal 1998.

                  EMPLOYMENT AGREEMENTS

                  On September 29, 1999, the Company entered into an employment agreement with Mr. Musolino to serve as the Company's interim President and Chief Executive Officer. The agreement is for a term of three (3) years and provides that Mr. Musolino will serve as a consultant of the Company upon the hiring of a president and chief executive officer. Mr. Musolino serves without salary. However, the Company will reimburse Mr. Musolino for all out-of-pocket business expenses incurred in connection with his employment. Pursuant to the agreement, the Company issued Mr. Musolino warrants to purchase a total of 959,110 shares of the Company's common stock at an exercise price of $0.25 per share. The warrant is for a term of five years and provides for the registration of the shares underlying the warrant upon the filing of a registration statement.

                  On March 1, 1999, the Company entered into an employment agreement with Mr. Chalnick to serve as the Company's Executive Vice President Finance. The agreement is for a term of three (3) years and is renewable for an additional one (1) year term in the sole discretion of the Company's Board of Directors. The agreement provides for an annual base salary of $132,000 plus an annual bonus of not less than 50% of his base salary as determined by the Board of Directors based upon the Company's results of operations. In addition to his base salary, the agreement provides for a monthly car allowance of $800, club membership fees up to $3,500 per year and a tax accounting reimbursement up to $1,500 per year. The agreement further provides for the issuance of 250,000 shares of the Company's common stock and options to purchase 250,000 shares of the Company's common stock at $5.00 per share exercisable for a period of five years. The options vest in installments of 10,000 per month for the first twenty-five (25) months from the date of grant. The agreement provides separation pay equal to twelve (12) months base salary, if Mr. Chalnick is terminated other than for cause, as defined in the agreement. Mr. Chalnick shall also be entitled to receive his pro-rata bonus earned for the year and life, medical and other insurance coverage for a period of twelve (12) months following such termination.

                  On April 11, 1999, the Company entered into an agreement with Mr. Morgan to serve as Vice President Product Development of the Company. The agreement is for a term of two years at a base salary of $120,000 per year, plus a bonus during the first year of not less than 50% nor more than 100% of Mr. Morgan's salary based upon the operating results of the Company or his operating division for that year. Mr. Morgan received 250,000 shares of common stock upon the execution of the agreement and will receive options to purchase 250,000 shares at such time as the Company achieves $10 million dollars in annual sales.

                  On November 20, 1998, the Company entered into an agreement with Mr. Dunavant to serve as president and director. The agreement, which was subsequently amended in March 1999, was for a term of three (3) years at an initial salary of $200,000, plus bonuses. In addition, Mr. Dunavant was to receive 1,000,000 shares of the Company's common stock plus an additional 1,000,000 shares at such time that the Company achieved annual earnings of $.50 per share, achieved annual sales revenue of $10,000,000 or achieved annual before tax earnings of $5,000,000. On January 1, 1999, the Company and Mr. Dunavant amended the agreement to provide for the issuance of 2,000,000 shares of the Company's common stock, outright.

                  On June 18, 1999, Mr. Dunavant resigned from his position as president and director of the Company. The Company and Mr. Dunavant entered into an employment resignation and separation agreement which provides that Mr. Dunavant is to receive his base salary and certain other benefits for twelve
(12) months. These benefits have not been paid since September 1999.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

                  On August 31, 1999, the Company and First American entered into an investment banking agreement (the "Banker's Agreement") pursuant to which First American will provide certain services as a general advisor on strategic relationships, mergers and acquisitions and as a financial advisor for other matters. The Banker's Agreement is in effect until August 31, 2001. First American received a non-refundable retainer in the amount of $15,000 and is entitled to a monthly consulting fee of $5,000 during the term. In addition, the Banker's Agreement provides for reimbursements of out-of-pocket expenses and additional fees, in the form of cash, upon the closing of certain transactions. First American received 235,000 shares of common stock and a warrant to purchase 625,000 shares at $4.00 per share in connection with services performed pursuant to this agreement. Mr. Frank Musolino, the Chief Executive Officer, President and a director of the Company, is also the principal shareholder of First American Holdings, Inc., the parent company of First American.

ITEM 8.           DESCRIPTION OF SECURITIES.

                  GENERAL

                  The Company's authorized capital consist of 100,000,000 shares of common stock, par value of $0.001 per share. As of December 31, 1999, there were 22,455,706 shares of common stock outstanding.

                  COMMON STOCK

                  Holders of the Company's common stock are entitled to one vote for each share held on all maters submitted to a vote of the shareholders. There is no cumulative voting with respect to the election of directors, with the result that holders of more than 50% of the shares who vote in the election of directors can elect all of the directors. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to receive ratably the net assets of the Company after payment of all debts and liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

                  The Company's common stock traded on the OTC Bulletin Board under the symbol "NCDR." On June 11, 1999 the SEC issued a stop trading order which prohibited securities broker dealers from soliciting trades and engaging in market making activities for a period of 10 days through June 21, 1999; to the Company's knowledge, as of the date hereof, securities broker dealers are unable to satisfy the informational requirements of Section 15(c)2-11 of the Securities Exchange Act of 1934, as amended and therefor cannot enter quotations with respect to the Company's Common Stock or engage in market making activities. The following quotations reflect broker-dealer prices until June 11, 1999, without retail markup, markdown or commission, and may not necessarily represent actual transactions; thereafter, they reflect prices for isolated transactions on an unsolicited basis.

                                                       COMMON STOCK
                                             --------------------------------
          QUARTER ENDED                           HIGH               LOW
          --------------                     --------------    --------------
          March 31, 1998                     $    2.54690       $   0.62500
          June 30, 1998                           1.32851           0.37500
          September 30, 1998                      1.06250           0.50000
          December 31, 1998                       1.78110           0.28120
          March 31, 1999                         12.00000           9.50000
          June 30, 1999                          29.50000          10.87000
          September 30, 1999                     18.06000           8.00000
          December 31, 1999                      11.00000           1.00000

                  As of December 31, 1999, there were 655 shareholders of record, holding 22,455,706 shares of the Company's Common Stock.

                  The Company has not declared any dividends on its common stock since its inception, and has no present intention of paying any dividends on its common stock in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS.

                  In June 1999, the Securities and Exchange Commission (the "Commission") began an investigation of the Company pursuant to a Formal Order of Investigation. The Company has cooperated fully with the Commission's staff and supplied voluminous records. The commission's staff also took the testimony of several individuals currently or previously employed by the Company. The Commission's staff focused on the contents of various press releases issued by the Company in late 1998 through June 1999, and whether those press releases misrepresented material facts or omitted to disclose material facts concerning certain business transactions involving the Company. The Company has been informed by the Commission's staff verbally that it will not recommend to the Commission that an enforcement proceeding be commenced against the Company.

                  In October 1999, the Company commenced an action in the Circuit Court of the Ninth Judicial Circuit In and For Pinellas County, Florida, against Glenn Kovar, Brent C. Kovar and Joy Kovar (the "Kovars") alleging wrongful taking and refusal to return intellectual property, violation of the Florida Trade Secrets Act, conversion and civil theft. On October 24, 1999, the court entered a temporary injunction against the Kovars restraining them from using, tampering with, altering, modifying, divulging, disclosing or adversely affecting in any way the technology that was acquired in connection with the SAS transaction. The court also temporarily enjoined the Kovars from attempting to sell or convey the technology and ordered all software and firmware belonging to SAS be delivered to a third party for safekeeping. The Kovars have filed a motion to dissolve the temporary injunction alleging that the Company never acquired SAS or its technology, that the acquisition agreement was fraudulently induced and that the Company breached the terms of the acquisition agreement. The Kovars have also counterclaimed against the Company and certain affiliates asserting they are the owners of the intellectual property and that in connection with the sale of stock of SAS, the Company and its affiliates violated the antifraud provisions of the Florida Securities Investor Protection Act, as well as common law fraud and breached various loan and employment agreements. The Company has denied the allegations with respect to the counterclaim.

                  It is the Company's intent to enforce its rights to the technology, have the technology verified by independent authorities and if the technology turns out to be deficient or non-existent, consider all alternatives, including the commencement of additional legal proceedings against the Kovars.

                  In November 1999, Joseph Spitzer and Helene Spitzer, shareholders in the Company, commenced an action in the United States District Court for the Eastern District of New York against the Company and others, alleging securities fraud and common law fraud in connection with their purchase of common stock and warrants for approximately $1 million dollars. In January 2000, the case was settled without the payment of any money or other consideration by the Company, which settlement resulted in a release of the Company.

                  In November 1999, Charles C. Bream, the Company's former president and chief executive officer, filed a demand for arbitration pursuant to an employment agreement between Mr. Bream and the Company. In his demand, Mr. Bream alleged wrongful termination by the Company and is seeking damages in excess of $200,000. The Company has responded to Mr. Bream's demand alleging that Mr. Bream voluntarily terminated his employment with the Company. The Company has also alleged that it had a right to terminate Mr. Bream for cause under the employment agreement. The arbitration is pending.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

                  On June 30, 1999, the Company's Board of Directors recommended and approved the replacement of the Company's principal accountants, Strabala, Ramirez & Associates, effective on June 30, 1999. Also, on June 30, 1999, the Company's Board of Directors recommended and approved the replacement firm of Ernst & Young LLP as its independent auditors, effective July 1, 1999. Prior to the appointment of Ernst & Young LLP, the Company had not consulted with them on the application of any accounting principles related to a specific or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements for the year ended December 31, 1999.

                  The audit reports of Strabala, Ramirez & Associates on the Company's financial statements for the last two years did not contain a qualified, adverse or disclaimed opinion. The audit report of Strabala, Ramirez & Associates, dated May 6, 1999, was modified to emphasize that the Company did not follow proper procedure for revival and renewal of a dissolved company. The matter was described in the notes to the financial statements.

                  During the last two years and subsequent interim periods, preceding this change, there have been no disagreements with Strabala, Ramirez & Associates on any matter of accounting principles or practices, disclosure, or auditing scope, which, if not resolved to the satisfaction of Strabala, Ramirez & Associates, would have caused them to make reference to the subject matter of such disagreements in connection with issuing their reports. Also, no reportable events, within the meaning of Item 304(a)(1)(v) of Regulation S-K, have occurred during the two most recently completed years and subsequent interim periods, preceding this change.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

                  In 1998, the Company issued a total of 2,742,030 shares of the Company's common stock to various third parties in exchange for legal services rendered to the Company. In addition, the Company issued 2,000,000 shares of the Company's common stock to a director and an employee of the Company as compensation for his services. The shares were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act. The Company did not pay any commissions or fees in connection with these issuances.

                  In the months of January through February 1999, the Company issued an aggregate of 77,500 shares of the Company's common stock to various third parties in exchange for consulting and legal services rendered to the Company. The shares were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act. The Company did not pay commissions or fees in connection with these issuances.

                  In February 1999, the Company issued 3,108,750 shares of the Company's common stock in connection with its acquisition of certain assets, primarily intellectual property from Baraka. These shares were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities

Act. The Company did not pay any commissions or fees in connection with these issuances.

                  In the months of January through May 1999, the Company issued an aggregate of 1,100,000 shares of the Company's common stock to certain employees in connection with the execution of their employment agreements. The shares were issued pursuant to an exemption from registration provided by
Section 4(2) of the Securities Act. The Company did not pay commissions or fees in connection with these issuances.

                  In April 1999, the Company issued an aggregate of 185,000 shares of the Company's common stock to various individuals in connection with their appointment to the Company's Board of Directors and for services rendered. The shares were issued pursuant to an exemption from registration provided by
Section 4(2) of the Securities Act. The Company did not pay commission or fees in connection with these issuances.

                  In February 1999, the Company issued a warrant to a third party for the purchase of 625,000 shares at $.10 per share, in connection with a $1,000,000 loan received from this third party. This warrant was exercised in May 1999. In addition, in May 1999, the Company issued 150,000 shares of its common stock to this third party in satisfaction of interest and penalties accrued on the loan. Finally, in June 1999, the Company issued to this third party 500,000 shares of common stock in full satisfaction of the $1,000,000 loan. The shares were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act. The Company did not pay any commissions or fees in connection with these issuances.

                  In March and June 1999, the Company sold an aggregate of 3,000,000 shares of the Company's common stock in a private sale to Mr. Frank Musolino, the Company's Chief Executive Officer, President and a director. The Company received aggregate proceeds totaling $3,500,000. The shares were issued in reliance on an exemption from registration provided by Section 4(2) of the Securities Act. The Company issued 235,000 shares of the Company's common stock and a warrant to purchase 625,000 shares of common stock to First American as a commission in connection with the sale.

                  In April 1999, the Company issued an aggregate of 2,352,942 shares of common stock to SAS as nominee for 35 stockholders of SAS who tendered their shares of common stock to the Company. These shares were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act. The Company did not pay any commissions or fees in connection with these issuances.

                  In July 1999, the Company also issued 5,000 shares of the Company's common stock to a third party in exchange for services rendered. The shares were issued pursuant to an exemption from registration provided by
Section 4(2) of the Securities Act. The Company did not pay any commissions or fees in connection with these issuances.

                  In October 1999, Mr. Musolino exercised warrants for 2,800,000 shares by tendering unexercised warrants to the Company. In October 1999, Tehara, Ltd. exercised warrants for 500,000 shares by tendering unexercised warrants to the Company. As a result thereof the Company issued 2,436,000 and

403,000 shares to Mr. Musolino and Tehara Ltd., respectively. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act. The Company did not pay any commissions or fees in connection with these issuances.

                  In October and November 1999 and January 2000, the Company issued an aggregate of 13,000,003 shares of the Company's common stock to approximately nine persons in consideration for $1.3 million. Mr. Musolino, the Company's president and chairman of the board, acquired 11,650,343 shares of this total through two trusts for the benefit of his children. These shares were issued pursuant to an exemption from registration provided in Section 4(2) of the Securities Act. The Company did not pay any commissions or fees in connection with these issuances.

ITEM 5.           INDEMNIFICATION OF OFFICERS AND DIRECTORS.

                  The Company has authority under Section 607.0850 of the Florida Business Corporations Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Articles of Incorporation provide that the Company may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Company has purchased an insurance policy to indemnify its officers and directors. The Company was previously a Delaware corporation.

                  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                  There are no other contracts or arrangements that provide for insurance or indemnification of a controlling person, director or officer of the Company that would affect his or her liability in that capacity.

                                    PART F/S

FINANCIAL STATEMENT FOR NET COMMAND TECH, INC.

                          INDEPENDENT AUDITORS' REPORT

TO:      The Board of Directors
         Net Command Tech, Inc. (formerly known as Corsaire, Inc. and Corsaire Snowboard, Inc.)
         Weston, Florida

We have audited the accompanying balance sheets of Net Command Tech, Inc. (formerly known as Corsaire, Inc. and Corsaire Snowboard, Inc.), as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Net Command Tech, Inc. (formerly known as Corsaire, Inc. and Corsaire Snowboard, Inc.) as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Company did not follow proper procedures for revival and renewal of a dissolved corporation as required under the laws of the State of Delaware. The Company continued to file reports and issue stock under the assumed entities' file number.

STRABALA, RAMIREZ & ASSOCIATES, INC.

/s/ Strabala, Ramirez & Associates, Inc.

May 6, 1999
Irvine, California

                             NET COMMAND TECH, INC.
         (FORMERLY KNOWN AS CORSAIRE, INC. AND CORSAIRE SNOWBOARD, INC.)

                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997

                                                                1998             1997
                                                            --------------    --------------
                               ASSETS

CURRENT ASSETS
   Cash and cash equivalents ................................   $      --      $        20
                                                                -----------    -----------

     Total current assets ...................................          --               20
                                                                -----------    -----------
Total Assets ................................................   $      --      $        20
                                                                ===========    ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY

Total Liabilities ...........................................    $     --      $      --
                                                                -----------    -----------

STOCKHOLDERS' EQUITY

Common stock, $0.001 par value, authorized 25,000,000 shares:
   5,784,889 and 3,041,859 outstanding in
   1998 and 1997, respectively ..............................         5,785          3,042
Paid-in capital .............................................     3,510,180      3,076,748
Prepaid stock-based officer compensation ....................          --             --
Accumulated deficit .........................................    (3,515,965)    (3,079,770)
                                                                -----------    -----------
     Total Stockholders' Equity .............................          --               20
                                                                -----------    -----------
Total Liabilities and Stockholders' Equity ..................   $      --      $        20
                                                                ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                             NET COMMAND TECH, INC.
         (FORMERLY KNOWN AS CORSAIRE, INC. AND CORSAIRE SNOWBOARD, INC.)

                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                  1998           1997
                                                  ----           ----

Revenues ..................................   $      --       $     --
                                                ---------      ---------
Expenses
  Officers' compensation ..................          --           51,309
  Consulting services .....................          --             --
  Legal fees and expenses .................       436,175           --
  Other general and administrative expenses            20             15
                                                ---------      ---------

    Total expenses ........................       436,195         51,324
                                                ---------      ---------

  Loss before provision for income taxes ..      (436,195)       (51,324)

Provision for income taxes ................          --             --
                                                ---------      ---------
Net loss ..................................   $  (436,195)   $   (51,324)
                                                =========      =========

Net loss per share ........................   $     (0.09)   $     (0.02)
                                                =========      =========
Weighted average shares outstanding .......     4,711,426      3,041,859
                                                =========      =========










    The accompanying notes are an integral part of the financial statements.

                             NET COMMAND TECH, INC.
         (FORMERLY KNOWN AS CORSAIRE, INC. AND CORSAIRE SNOWBOARD, INC.)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                           COMMON STOCK
                                       -----------------------------------------------------
                                                                                                PREPAID STOCK
                                                                  ADDITIONAL                    BASED OFFICER        TOTAL
                                          NUMBER OF      PAR       PAID-IN      ACCUMULATED        COMPEN-       STOCKHOLDERS'
                                           SHARES       VALUE      CAPITAL        DEFICIT          SATION            EQUITY
                                           ------       -----     ----------    ------------     ------------    -------------
BALANCE, December 31, 1996 ........     3,041,859         3,042     3,076,748     (3,028,446)       (51,309)            35
 12/97 Accrued officer compensation                                                                  51,309         51,309
    Net loss for year .............                                                  (51,324)                      (51,324)
                                        ---------         -----     ---------     ----------        -------        -------
BALANCE, December 31, 1997 ........     3,041,859         3,042     3,076,748     (3,079,770)           --              20

  1/98 Stock issued for
    professional services .........       350,000           350       196,525                                      196,875
  6/98 Stock issued for
     professional services ........     2,393,030         2,393       236,907                                      239,300
    Net loss for year .............                                                 (436,195)                     (436,195)
                                        ---------         -----     ---------     ----------        -------        -------
BALANCE, December 31, 1998 ........     5,784,889        $5,785    $3,510,180    $(3,515,965)    $      --      $      --
                                        =========         =====     =========     ==========        =======        =======










    The accompanying notes are an integral part of the financial statements.

                             NET COMMAND TECH, INC.
         (FORMERLY KNOWN AS CORSAIRE, INC. AND CORSAIRE SNOWBOARD, INC.)

                             STATEMENT OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                      1998           1997
                                                                      ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss ........................................................   $(436,195)   $ (51,324)
Adjustments to reconcile net loss to net
     Cash used in operating activities

       Issuance of common stock for consulting and legal services
           and satisfaction of amounts due officer ..............     436,175       51,309

Changes in assets and liabilities:
       Decrease in accounts payable .............................        --           --
       Decrease in refundable deposit ...........................        --           --
                                                                    ---------    ---------
Net cash used in operations .....................................         (20)         (15)
                                                                    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

       Contribution from shareholder ............................        --           --
                                                                    ---------    ---------
   Net cash provided by financing ...............................        --           --
                                                                    ---------    ---------
Net decrease in cash and cash equivalents .......................         (20)         (15)

Cash and cash equivalents - beginning of period .................          20           35
                                                                    ---------    ---------
Cash and cash equivalents - end of period .......................   $       0    $      20
                                                                    =========    =========

Interest and income taxes paid ..................................   $    --      $    --
                                                                    =========    =========




    The accompanying notes are an integral part of the financial statements.

                             NET COMMAND TECH, INC.
         (FORMERLY KNOWN AS CORSAIRE, INC. AND CORSAIRE SNOWBOARD, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


(1) SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Net Command Tech, Inc. (formerly known as Corsaire, Inc.) (the "Company") was incorporated in Delaware in 1994 under the name Acunet Corporation. It became inactive in 1990, and there are no corporate records or minutes available to document the activities of the corporation until January 1994.

In March 1995, the Company changed its name from Acunet Corporation to Corsaire Snowboard, Inc. with offices in Canada. The Company became inactive March 1, 1997 and remained so until July 15, 1997 when it was revived in Delaware under the name Corsaire, Inc. The Company again changed its name to Net command Tech, Inc. on May 1999.

The Company's principal business purpose has been the identification and evaluation of prospective merger and acquisition opportunities.

The Company's shares are traded in the over-the-counter market.

a) CASH AND CASH EQUIVALENTS. Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash and were purchased with maturities of less than three months.

b) CURRENCY TRANSLATION. The accompanying financial statements are expressed in U.S. dollars. The Company maintains an office in Fort Lauderdale, Florida and no longer has operations in Canada. Any expenditures and obligations in Canadian currency were translated at the exchange rate prevailing when they were incurred. Assets and liabilities at December 31, 1997 and 1998, where applicable, have been translated at the year-end exchange rates. There were no significant exchange or translation gains or losses during these years.

c) VALUATION OF SHARES ISSUED FOR SERVICES. The Company accounts for stock-based compensation at fair market value, in accordance with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 123 establishes a fair value based method of accounting for stock based compensation.

d) BASIC AND DILUTED LOSS PER SHARE. Net loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the year.

e) USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted to reflect actual experience when necessary. Significant

                             NET COMMAND TECH, INC.
         (FORMERLY KNOWN AS CORSAIRE, INC. AND CORSAIRE SNOWBOARD, INC.)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

                           DECEMBER 31, 1998 AND 1997


estimates are used to account for fair market value of the Company's common stock exchanged for services of consultants and professionals.

f) NEW ACCOUNTING STANDARDS. Effective January 1, 1998, Corsaire adopted Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for defining operating segments and for reporting information about operating segments in financial statements. It also establishes standards for related disclosures about products, geographic areas, and major customers. Corsaire's reportable operating segments did not change as a result of adopting SFAS 131.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective January 1, 2000, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. This statement is not expected to have a significant effect on the company's financial statements.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-up Activities." This statement is effective for 1999, but is not expected to have a significant effect on the company's Financial Statements.

(2) RELATED PARTY INFORMATION

a) THE WORTHINGTON COMPANY. In January 1994, this company received 289,867 shares of common stock in exchange for payments of filing fees for the Company. Additionally, 250,000 shares were issued to the Worthington Company. Of these shares, 250,000 shares were canceled in January 1996.

b) CONTRACT WITH COMPANY PRESIDENT. In March 1995, the Company entered into a two-year agreement with its then President. The agreement provided that he would assist the Company in the identification and evaluation of prospective merger and acquisition opportunities, and to arrange for the financing of such acquisitions and/or mergers. No such merger or acquisition occurred, nor were any financing arrangements made during that time. In accordance with the agreement, the Company issued 2,250,000 shares of Corsaire common stock to the then President. These 2,250,000 shares were recorded as compensation for the period through May 30, 1997, and have been prorated and charged to expense accordingly. The shares were issued pursuant to Regulation S of the Securities and Exchange Commission (pertaining to offers and sales made outside the United States to non-US investors) which requires a holding period of forty days before they may be traded. These shares have been valued at $.10 per share, the fair market value at the contract date. The Company did not issue the appropriate forms 1099 or W-2 at the time of the transaction.

                             NET COMMAND TECH, INC.
         (FORMERLY KNOWN AS CORSAIRE, INC. AND CORSAIRE SNOWBOARD, INC.)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

                           DECEMBER 31, 1998 AND 1997


c) SHARES ISSUED TO COMPANY LEGAL COUNSEL AND ACTING SECRETARY. The Company, from time to time, issued shares in exchange for services totaling 2,743,030 shares, of which 350,000 shares were registered.

(3) CONSULTING AND LEGAL SERVICES

In 1997 and 1998, the Company issued common stock which was registered with the Securities and Exchange Commission on Form S-8 to various individuals, including consultants and the Company's general counsel for legal services. These shares have been valued at the bid price at the dates of issuance. Of the 495,000 shares issued, the fair market value of shares of $522,500 was for consulting services and $471,875 was for legal fees and expenses.

In June 1998, an additional 2,393,030 shares bearing a restrictive legend were issued for legal services performed in 1998. These shares were issued in settlement of legal expenses of $239,300 due to the corporate secretary of the Company. The Company determined that this amount represented fair market value for a large restricted share block. It represented 22% of the bid price per share at the time of issuance ($0.43).

(4) PROVISION FOR INCOME TAXES

The Company has had net operating losses during the years ending December 31, 1997 and 1998. These losses were predominantly non-cash exchanges of stock for services which were not reported to the Internal Revenue Service. As such, they would not be deductible for tax purposes until declared as compensation by the recipients. Therefore no income tax expense (benefit) has been recorded by the Company.

(5) SUBSEQUENT EVENTS TO 12/31/98 BALANCE SHEET

On February 19, 1999, Baraka Intercom, Inc., a California corporation which is a 100% owned subsidiary of Modern Telenet Limited, a corporation in England and Wales, sold its internet technology division to Net Command Tech, Inc. The price for the internet technology division was $510,000, based on $10,000 cash and the value of the shares of the Company ($10.00 per share) delivered to the seller's escrow agent (50,000 shares plus an additional amount up to 50,000 shares). If, after one year from the closing date, the price of the shares is less than $10.00 per share, and shares above and beyond that value shall be returned to the Company. Of this value, $450,000 represented the purchase of intellectual property, including software, a license agreement, trademarks and other property. The remaining $50,000 is consideration for a non-competition provision of the agreement for 5 years.

On February 19, 1999, fifty-one percent (51%) of Modern Telenet Limited was purchased by the Company. Modern Telenet Limited

                             NET COMMAND TECH, INC.
         (FORMERLY KNOWN AS CORSAIRE, INC. AND CORSAIRE SNOWBOARD, INC.)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

                           DECEMBER 31, 1998 AND 1997


was founded on January 13, 1999 and was established with capital of 50,000 British Pounds divided into 24,500 A shares and 25,500 B shares at one British Pound per share. The Company bought the 25,500 B shares. Additionally, the Company is obligated under an option agreement to purchase the 24,500 A shares from the holder of the stock or assignees, at an agreed price that the founder of Modern Telenet Limited and Net Command Tech, Inc. may agree or, failing agreement, a formula based on net income of Modern Telenet Limited. The business of this Company and the technology acquired are known as video streaming which allows a computer the ability to transmit video and audio signals over the Internet. This includes the ability to have video conferencing and makes a computer a cable television broadcast transmitter.

On February 19, 1999, the Company signed an exclusive distribution agreement with Modern Telenet Limited, providing for certain specific non-US Territories.

As part of the acquisition, the Company signed an agreement with a bank to obtain the release of the security interest granted in the bank's favor over certain items or property of Modern Telenet Limited and Baraka Intracom, Inc. In return, the Company issued 1,005,000 fully paid shares of common stock to the bank pursuant to the bank's rights as pledgee and issued an additional 20,000 fully paid shares of its common stock to the bank to be held by the bank (or its nominee) absolutely and beneficially. The bank also received assignment, by way of security, and all the rights under put options in respect of the remaining 49% interest (not owned by the Company) in the share capital of Modern Telenet Limited. In addition, Modern Telenet Limited, and Baraka Intracom, Inc., along with some other entities, are joint guarantors of debts of certain parties related prior to acquisition of Modern Telenet Limited and Baraka Intracom, Inc. in the amounts of $34,691,800.

As of April 26, 1999, Corsair has been conducting a due diligence review as part of its acquisition of Satellite Access Systems, Inc. ("SAS") a private high technology corporation based in Florida. The due diligence period will end no later than forty-five days after its commencement on April 26, 1999. The acquisition transaction is a stock-for-stock exchange, with SAS becoming a controlled subsidiary of the Company. The acquisition is intended to qualify as a tax-free corporate reorganization under the appropriate section of the Internal Revenue Service Code.

(6) STATUS OF ENTITY

During the course of preparing the delinquent Form 10-QSB's and Form 10-KSB's for the periods ended December 31, 1996 through December 31, 1998 and for the quarter ended March 31, 1999, present management uncovered the following:

1) That the State of Delaware requires that the revival and renewal of a Certificate of Incorporation of an administratively dissolved corporation be effectuated through the execution and filing of a certificate on the authority of those who were the directors of the corporation at the time of its expiration.

2) That prior management of the Company apparently did not file such a certificate, but instead filed an original Certificate of Incorporation under the same name

                             NET COMMAND TECH, INC.
         (FORMERLY KNOWN AS CORSAIRE, INC. AND CORSAIRE SNOWBOARD, INC.)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

                           DECEMBER 31, 1998 AND 1997


as the dormant corporation which was to have been revived (Acunet Corporation) and continued to file reports with the SEC under the SEC file umber of Acunet Corporation.

3) That prior management of the Company, on other occasions, incorporated a new company with the same name as a dissolved (or dormant) company that had its class of common stock registered under Section 12(g) of the Securities Exchange Act 1934, continued to file reports under the non-revived company's file number and in the process, issued a significant amount of shares in these companies to then president of the company.

4) That in September 1996, Mr. Paul L. Parshall, Company president until March 1995, had been enjoined by the United States District Court, Utah (SEC v. Axiom Securities Solutions, Inc. and Paul L. Parshall, Civil Action No. 2-96CV-08245J) from violating the anti-fraud provisions of the federal securities laws and was barred from serving as an officer or director of a company filing reports with the SEC. In addition, in September 1996, he was the subject of administrative proceedings before the SEC barring him from participating in penny stock offerings and association with a broker/dealer, investment company, investment advisor, transfer agent or municipal securities dealer.

The Company, validly existing as a corporation under Delaware law, while continuing to report under SEC File No. 0-177772 has determined to file a Form 10-SB covering its common stock in order to properly register its common stock under the Securities Exchange Act, 1994 and correct the existing deficiency.

(7) GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses in the current year. In addition, the Company has used substantial amounts of working capital in its operations. On December 31, 1998, the Company had an accumulated deficit of $3,515,965.

In view of these matters, the ability of the Company to continue its operations is dependent upon its ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to fulfill the Company's financing requirements will provide the opportunity for the Company to continue as a going concern.

                             NET COMMAND TECH, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,      SEPTEMBER 30,
                                                                      1998              1999
                                                                 --------------    -----------------
                                                                                     (Unaudited)

ASSETS
Current assets:
   Cash ...........................................................   $       --      $     30,830
   Receivables from officers and affiliates .......................           --            15,014
   Marketable securities ..........................................           --            63,002
   Deposit ........................................................           --            12,508
                                                                        ----------      ----------
Total current assets ..............................................           --           121,354

Property and equipment, net .......................................           --            72,537
Intangible assets .................................................           --         8,113,225
Deposit ...........................................................           --            12,300
Total assets ......................................................   $       --      $  8,319,416
                                                                        ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
   Accounts payable ...............................................   $       --      $    644,570
   Accrued expenses ...............................................           --         1,938,410
   Note payable on demand .........................................           --            72,000
   Current portion of capital lease obligations ...................                         44,765
   Customer deposits in dispute and other contingent expense.......           --         2,842,967
                                                                        ----------      ----------
Total current liabilities .........................................           --         5,542,712
   Capital lease obligations ......................................           --            54,868
                                                                        ----------      ----------
Total liabilities .................................................           --         5,597,580

Stockholders' equity:

   Common stock, $0.001 par value, authorized 100,000,000 shares:
     5,784,889 and 19,182,206 outstanding at December 31, 1998 and
     September 30, 1999, respectively .............................          5,785          19,182
   Additional paid-in capital .....................................      3,510,180      11,617,191
   Accumulated deficit ............................................     (3,515,965)     (8,914,537)
                                                                        ----------      ----------
Total stockholders' equity ........................................           --         2,721,836
Total liabilities and stockholders' equity ........................   $       --      $  8,319,416
                                                                        ==========      ==========

See accompanying notes.

                             NET COMMAND TECH, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)



                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                              ------------------------------------
                                                                     1998             1999
                                                              ---------------     ----------------

Expenses:
   Salaries and wages                                              $        --      $  1,964,883
   Professional services                                               436,175         1,221,887
   General and administrative                                               20         1,331,397
   Depreciation and amortization                                            --           931,450
                                                                     ---------        ----------
Total expenses                                                         436,195         5,449,617

Interest and other income                                                   --            51,045
                                                                     ---------        ----------
Net loss                                                           $   436,195      $ (5,398,572)
                                                                     =========        ==========
Basic and diluted net loss per share                               $     (0.09)     $      (0.36)
                                                                     =========        ==========
Weighted average shares outstanding for computing basic and
  diluted net loss per share                                         4,711,426        15,173,537
                                                                     =========        ==========



See accompanying notes.

                             NET COMMAND TECH, INC.

      CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                COMMON STOCK
                                                     ------------------------------------
                                                                             ADDITIONAL                   TOTAL
                                                      NUMBER OF               PAID-IN   ACCUMULATED    STOCKHOLDERS'
                                                       SHARES    PAR VALUE    CAPITAL     DEFICIT         EQUITY
                                                     ---------------------------------------------------------------
Balance at December 31, 1998                          5,784,889    $ 5,785 $   3,510,180    $(3,515,965) $      --
   Shares issued for cash                             4,275,000      4,275     4,659,500          --       4,663,775
   Shares issued for compensation                     3,258,125      3,258     1,234,830          --       1,238,088
   Shares issued for professional services              402,500        402       152,537          --         152,939
   Shares issued to acquire technology                3,108,750      3,109     1,168,379          --       1,171,488
   Shares issued to acquire a business                2,352,942      2,353       891,765          --         894,118
   Net loss                                                --          --           --       (5,398,572)  (5,398,572)
                                                     ---------------------------------------------------------------
Balance at September 30, 1999 (unaudited)            19,182,206    $19,182 $  11,617,191    $(8,914,537) $ 2,721,836
                                                     ===============================================================



See accompanying notes.

                             NET COMMAND TECH, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)



                                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                                              1998              1999
                                                                          ----------------------------------
Operating activities

Net loss ..................................................................   $  (436,195)   $(5,398,572)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization ........................................          --          931,450
     Shares of common stock issued for services ...........................       436,175      1,391,027
   Changes in operating assets and liabilities:
     Increase in receivables from officers and affiliates .................          --          (15,014)
     Decrease in marketable securities ....................................          --          106,100
     Increase in deposit ..................................................          --          (12,300)
     Decrease in accounts payable and accrued  expenses ...................          --         (881,206)
     Decrease in customer deposits in dispute and other
       contingent expenses ................................................          --         (679,250)
                                                                              -----------    -----------
Net cash used in operating activities .....................................           (20)    (4,557,765)

Investing activities
Purchases of fixed assets .................................................          --          (64,656)
                                                                              -----------    -----------
Net cash used in investing activities .....................................          --          (64,656)

Financing activities
Payments on capital leases ................................................          --          (10,524)
Proceeds from sale of common stock ........................................          --        4,663,775
                                                                              -----------    -----------
Net cash provided by financing ............................................          --        4,653,251
Net increase (decrease) in cash ...........................................           (20)        30,830
Cash beginning of period ..................................................            20           --
                                                                              -----------    -----------
Cash end of period ........................................................   $      --      $    30,830
                                                                              ===========    ===========

Supplemental schedule of non-cash investing and financing activities:
     Shares of common stock issued for purchase of business ...............   $      --      $   894,118
                                                                              -----------    -----------
     Shares of common stock issued for purchase of technology .............   $      --      $ 1,171,488
                                                                              ===========    ===========

See accompanying notes.

                             NET COMMAND TECH, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


(1) BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Net Command Tech, Inc. (the "Company") was organized as a Delaware Corporation during 1994. The Company is a technology and software enterprise, engaged in the development and marketing of intellectual properties, that were purchased during 1999, and are employed in the transmission of data over telephony and Internet connections. The Company did not have operations, or significant assets, during the periods prior to 1999 presented in the financial statements.

On June 25, 1999, the Company purchased the outstanding common stock of Satellite Access Systems, Inc. ("SAS"), which was engaged in the development and marketing of intellectual property used in high-speed transmission of data over narrow bandwidth communications mediums, including telephone lines, satellite connections and wireless telephony (See Note 2). Commencing in October 1999, litigation arose between the Company and the former principal stockholders of SAS regarding ownership and validity of the SAS intellectual properties (See
Note 11). As a result, the intellectual property acquired in the SAS purchase has not been independently validated and may not yet have been developed to the point that it can be commercially marketed or licensed, or may not exist.

BASIS OF PRESENTATION

INTERIM FINANCIAL INFORMATION: The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal, recurring accruals, have been included. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the consolidated financial statements and notes thereto as of and for the year ended December 31, 1998 included in the Company's Form 10-K included in the Company's Form 10SB.

GOING CONCERN: The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of September 30, 1999, the Company had generated no revenue during any of the periods reported in the financial statements; but had incurred operating losses of $5,465,710 and $436,195 during the nine months ended September 30, 1999, the year ended December 31, 1998, and had an accumulated deficit of $8,981,675 and $3,515,965 at the end of each of those periods. The Company has a net working capital deficiency of $5,421,358 as of September 30, 1999, and also continues to be in default of $72,000 of bank debt that was assumed in the acquisition of SAS. Finally, as mentioned above and in Note 11, the Company has been prevented

                             NET COMMAND TECH, INC.

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


from testing and verifying the existence and commercial viability of the intellectual property acquired in the purchase of SAS, thus preventing its commercial exploitation as had been planned by management.

Through September 30, 1999,the Company has been dependent on the generation of cash from the sale of stock, principally to affiliates of the Chief Executive Officer. There are, otherwise, no currently available sources of cash and the Chief Executive Officer is under no obligation to purchase any more stock or fund the Company's operations in any way. The continuation of the Company is dependent upon its ability to generate sufficient cash to support the further development of technologies, including the SAS intellectual properties, for commercial exploitation. The ability of the Company to generate cash from the SAS technologies is further dependent upon the resolution of litigation surrounding the SAS purchase, the effective testing and validation of the technologies and, ultimately, the effective development of commercial applications for the technologies. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the outcome of these uncertainties.

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Net Command Tech, Inc. and its wholly-owned subsidiary, Satellite Access Systems (together, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION: The Company has not generated revenue in any period presented.

Prior to its acquisition by NCT, SAS entered into various third party contracts for the license of its technologies, the sale of services related to its technologies and the sale of services related to components of its technologies. Customer advance deposits and cash retainers had been received in connection with substantially all such contracts. However, SAS had not successfully delivered contracted services or technologies under these contracts. In addition, as discussed in Note 9, substantially all counterparties to SAS's contracts have made claims for return of the customers' advance deposits and other damages. SAS has entered into settlement agreements with substantially all of the customers that provide for return of the deposits and, in certain instances, damages. These liabilities were assumed in connection with the acquisition of SAS.

MARKETABLE SECURITIES: Marketable securities, which consist of common stock, are stated at market value as determined by the most recently traded price of each security at the balance sheet date. All marketable securities are defined as

                             NET COMMAND TECH, INC.

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


trading securities under the provisions of Statement of Financial Accounting Standards No. 115 (SFAS 115), ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Management determines the appropriate classification of its investments in marketable equity securities at the time of acquisition and reevaluates such determination at each balance sheet date. Securities that are acquired and held principally for the purpose of selling them in the near-term are classified as trading securities and any unrealized holding gains and losses are included in the statement of operations. The cost of investments sold is determined on the specific identification or the first-in, first-out method.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation is computing using the straight-line method. The Company has assigned useful lives from three to five years to its operating assets.

LONG-LIVED ASSETS: The recoverability of long-lived assets (including intangibles) is evaluated by an analysis of operating results and consideration of other significant events or changes in the business environment. If an asset is generating operating losses and there is a likelihood that such operating losses will continue, the Company will determine if impairment exists based on the undiscounted expected future cash flow from the asset before interest. Impairment losses would be measured based on the amount by which the carrying amount exceeds fair value.

INTANGIBLE ASSETS: Intangible assets consist of intellectual property, a non-compete agreement and goodwill that are amortized on a straight-line basis over their estimated lives of 3 years.

RESEARCH AND DEVELOPMENT: Substantially all activities of the Company relate to the development of its intellectual property. The Company's policy is to expense research and development as incurred until a state of technological feasibility has been achieved. Following the achievement of technological feasibility, the Company's policy is to capitalize costs related to prototype development and technical drawings.

STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation using Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, AND RELATED INTERPRETATIONS. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123 ACCOUNTING FOR STOCK--COMPENSATION.

BASIC AND DILUTED LOSS PER SHARE: Net loss per share is determined by dividing net loss by the weighted average number of shares outstanding during the year.

RECENT PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (SFAS 133), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is effective for the Company as of January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. The Company has not yet determined the effect that

                             NET COMMAND TECH, INC.

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


adopting SFAS 133 will have on its operations or financial position, if any. The Company currently does not have any derivative financial instruments on its balance sheet.

(2) ACQUISITION OF SATELLITE ACCESS SYSTEMS

Pursuant to an Acquisition Contract dated April 23, 1999, on June 25, 1999, the Company acquired the outstanding common stock of Satellite Access Systems in exchange for 2,352,942 shares of its common stock, valued at $0.38 per share by an independent appraiser. The terms of the acquisition contract provide for the contingent issuance of options to purchase approximately 1,500,000 shares of Net Command common shares upon the achievement by SAS of $10,000,000 in revenues. The acquisition has been accounted for as a purchase, in which the purchase price is allocated to the assets acquired and liabilities assumed based upon their respective fair values. The excess of the purchase price over the fair value of the net assets and liabilities is recorded as goodwill and is being amortized over three years.

As is more fully described in Note 11, the Company has been prevented from testing and validating the intellectual property acquired in the purchase of SAS, and has therefore not been able to assign any value to this technology. The purchase price allocation is therefore preliminary pending the testing, validation and valuation of the intellectual property. For purposes of the accompanying financial statements, the purchase price component of intellectual property is included in goodwill which is being amortized over three years.

The purchase price has been allocated to the assets and liabilities acquired as follows:

Assets acquired:

     Marketable securities                                       $    169,102
     Property and equipment                                            55,833
     Deposit                                                           12,508
                                                             -------------------
                                                                      237,443

Less liabilities assumed in purchase consideration:

     Note payable                                                      72,000
     Accounts payable and accrued expenses                          2,078,490
     Customer deposits in dispute and other contingent
       expenses                                                     3,522,217
     Capital lease obligations                                        110,157
                                                             -------------------
                                                                    5,782,864
Fair value of stock issued                                            894,118
Cash advances prior to purchase                                     1,398,653
                                                             -------------------
Goodwill                                                          $ 7,838,192
                                                             ===================

As previously noted, the Company's allocation of the purchase price is preliminary, subject to testing, verification and valuation of the intellectual property.

                             NET COMMAND TECH, INC.

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


(3) PROPERTY AND EQUIPMENT

Property and equipment consists of:

                            DECEMBER 31,   SEPTEMBER 30,
                                1998           1999
                            ------------    -------------
                                           (Unaudited)

Office equipment ............   $   --     $  7,734
Computer equipment ..........       --       88,379
Leasehold improvements ......       --        7,792
                                           --------
                                    --      103,905
Less accumulated depreciation       --       31,368
                                           --------
                                $   --     $ 72,537
                                           ========

Depreciation expense amounted to $-0- and $31,368 in the nine months ended September 30, 1998 and 1999, respectively.

(4) INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                                     USEFUL
                                  DECEMBER 31,    SEPTEMBER 30,       LIVES
                                      1998            1999           (YEARS)
                                  ------------    -------------       -----
                                                  (Unaudited)

Goodwill .....................         --          $7,838,192            3
Intellectual property ........         --           1,175,115            3
                                  -------          ----------
                                       --           9,013,307
Less: Accumulated amortization         --            (900,082)
                                 --------          ----------
                                 $     --          $8,113,225
                                 ========          ==========


In February 1999, the Company acquired intellectual property, including software, copyrights and trademarks, used in the transmission of video data over the Internet or intranet as well as certain non-compete agreements in exchange for 3,108,750 shares of the Company's common stock. The Company has recorded this intellectual property at $1,125,115, based on the fair value of the shares tendered, and is amortizing the cost on the straight line basis over its useful life of three years. As discussed in Note 2, certain intellectual property acquired in the SAS acquisition has not yet been verified or valued. Amounts associated with this technology are included in goodwill pending the allocation.

                             NET COMMAND TECH, INC.

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


(5) NOTE PAYABLE

The Company has outstanding borrowings under a line of credit with a local financial institution in the amount of $72,000, which was due on April 30, 1999. The interest rate is 9.5% and is payable monthly. The loan is secured by substantially all of the SAS' assets. The balance is currently in default for non-payment, however the bank has not exercised its remedies under the credit agreement, principally to demand payment. The outstanding balance has been classified as current in the financial statements as of September 30, 1999.

(6) COMMITMENTS AND CONTINGENCIES

LEASES

The Company conducts its operations in leased facilities. The leases expire in June 30, 2000 and require monthly payments including sales taxes of approximately $16,000. Facility and equipment rent expense under noncancelable operating leases for the nine months ended September 30, 1999, totaled approximately $64,500.

The following is a schedule by year of the approximate future minimum rental payments required under these leases:

                                                                            CAPITAL         OPERATING
         YEAR ENDING DECEMBER 31:                                           LEASES            LEASES
         ------------------------                                      ------------------------------------
         1999                                                                $  13,008          $44,190
         2000                                                                   52,031          101,422
         2001                                                                   46,771           19,500
                                                                       ------------------------------------
         Total minimum lease payments                                          111,810         $165,112
                                                                                        ===================
         Less amount representing interest                                     (12,177)
                                                                       ------------------
         Present value of net minimum lease payments                            99,633
         Less current maturities                                               (44,765)
                                                                       ------------------
         Capital lease obligation                                            $  54,868
                                                                       ==================

                             NET COMMAND TECH, INC.

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

COMMITMENTS AND CONTINGENCIES

Customer Advances in Dispute and other Contingent Expenses: The Company assumed certain customer advances in dispute and other contingent expenses in its acquisition of SAS. These matters consist of the following:

                                                        SEPTEMBER 30,
                                                            1999
                                                    -------------------
Customer advances in dispute                               $ 2,324,832
Disputes over sales of stock                                   250,000
Employment contingencies                                       133,135
Defaulted service contract                                     135,000
                                                    -------------------
                                                           $ 2,842,967

                                                    ===================

CUSTOMER ADVANCES IN DISPUTE: SAS entered into various third party contracts for the license of its technologies, the sale of services related to its technologies, and the sale of services related to components of its technologies. Customer advance deposits and cash retainers have been received in connection with substantially all contracts. However, SAS has not successfully delivered contracted services or technologies to the satisfaction of the customers under these agreements. As a result, the customers have made claims for the return of the deposits and, in some instances, have entered into litigation against SAS and the Company to recover amounts paid and damages.

DISPUTES OVER SALES OF STOCK:

During October 1996 Aaxico entered into an agreement to purchase a portion of SAS' common stock in return for $575,000. During 1996 and 1997 amounts totaling $500,000 were received from Aaxico, however, no shares were issued. A suit was filed by Aaxico requesting repayment of the cash it had provided to SAS in addition to the issuance of 235,294 shares of NCT's common stock. Cash payments totaling $715,000 were made to settle this dispute.

On May 29, 1997 an unrelated third-party individual entered into an agreement to obtain 12,500 shares of SAS (for a price of $20 per share). Subsequently the individual has requested repayment of the $250,000 deposit which was allowable under the agreement.

EMPLOYMENT CONTINGENCIES: SAS has certain contingent liabilities resulting from employment related matters. The Company's management believes that it has adequately provided for the probable resolution of such contingencies.

DEFAULTED SERVICE CONTRACTS: SAS has accrued unpaid obligations under two separate contracts for professional services.

An inactive foreign subsidiary of the Company has guaranteed the debt of its minority shareholder in the amount of $1.5 million.

                             NET COMMAND TECH, INC.

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


(7) STOCKHOLDERS' EQUITY

LEGAL AND CONSULTING EXPENSES: During the nine months ended September 30, 1998 and 1999, the Company issued common stock to various individuals in exchange for legal and consulting services. The value of the shares issued for these services was $436,578 and $152,939 in 1998 and 1999, respectively.

STOCK OPTIONS AND WARRANTS: The following table summarizes the stock option and warrant activity for nine months ended September 30, 1999:

                                                                          PER SHARE
                                                    NUMBER OF SHARES OPTION/WARRANT PRICE
                                                    --------------------------------------
         Outstanding at December 31, 1998                        --          --
         Granted                                          5,634,110    $0.25 - $5
         Exercised                                               --          --
         Forfeited                                               --          --
         Canceled                                                --          --
                                                     -------------------------------------
         Outstanding at September 30, 1999                5,634,110    $0.25 - $5
                                                     -------------------------------------
         Exercisable at September 30,1999                 5,204,110    $0.25 - $5
                                                     =====================================

The fair value for these options and warrants was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions:

                                                                                               1999
                                                                                          ---------------
        Risk free interest rate                                                                6.1%
        Volatility factor of the expected market price of the
          Company's common stock                                                               N/A
        Dividend yield                                                                          --
        Weighted average expected life of options and warrants (in years)                      5.0

The Minimum Value option valuation model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions. Because the Company's stock options and warrants have characteristics significantly different from those of traded options and warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                             NET COMMAND TECH, INC.

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


(8)  NET LOSS PER SHARE

                                                            SEPTEMBER 30,
                                              ----------------------------------------
                                                      1998                1999
                                              ------------------- --------------------
Numerator (Basic and Diluted):
     Net loss                                        $(436,195)       $ (5,569,156)
                                              =================== ====================
Denominator (Basic and Diluted):
     Weighted average shares                         4,711,426          15,173,537
                                              =================== ====================


Unexercised options and warrants to purchase -0- and 5,634,110 shares of the Company's common stock at December 31, 1998 and September 30, 1999, respectively, were not included in the computations of diluted loss per share because assumed conversion would be antidilutive.

(9) SUBSEQUENT EVENTS

LEGAL PROCEEDINGS: In October 1999, the Company commenced an action against the former owners of SAS, alleging wrongful taking and refusal to return intellectual property, violation of the Florida Trade Secrets Act, conversion and civil theft. On October 24, 1999, the court entered a temporary injunction against the former owners restraining them from using, tampering with, altering, modifying, divulging, disclosing or adversely affecting in any way the technology that was acquired in connection with the SAS transaction. The court also temporarily enjoined the former owners from attempting to sell or convey the technology and ordered all software and firmware belonging to SAS be delivered to a third party for safekeeping. The former owners have filed a motion to dissolve the temporary injunction alleging that the Company never acquired SAS or its technology, that NCT breached the terms of the acquisition agreement. The former owners have also filed claims against the Company and certain affiliates asserting they are the owners of intellectual property and that in connection with the sale of stock of SAS, the Company and its affiliates violated the antifraud provisions of the Florida Securities Investor Protection Act, as well as common law fraud and breached various loan and employment agreements. The Company has denied the allegations with respect to the counterclaim.

In November 1999, certain shareholders in the Company commenced an action against the Company and others, alleging securities fraud and common law fraud in connection with their purchase of common stock and warrants for approximately $1,000,000. In January 2000, the case was settled without the payment of any money or other consideration by the Company, which settlement resulted in a release of the Company.

In November 1999, the Company's former president and chief executive officer filed a demand for arbitration pursuant to an employment agreement between the former president and the Company. In his demand, the former president alleged wrongful termination by the Company and is seeking damages in excess of $200,000. The Company has responded to the demand alleging that the former

                             NET COMMAND TECH, INC.

                           SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


president voluntarily terminated his employment with the Company. The Company has also alleged that it had a right to terminate the former president for cause under the employment agreement. The arbitration is pending.

STOCK PURCHASES: In October 1999, the Company's chief executive officer exercised warrants for 2,800,000 shares by tendering unexercised warrants to the Company. In October 1999, the Company's chief executive officer exercised warrants for 500,000 shares by tendering unexercised warrants to the Company. As a result thereof, the Company issued 2,436,000 and 403,000 shares to the Company's chief executive officer and to a company controlled by the chief executive officer, respectively. These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act. The Company did not pay any commissions or fees in connection with these issuances.

In February 2000, the Company issued an aggregate of approximately 13,000,000 shares of the Company's common stock in consideration for $1.3 million. The Company's president and chief executive officer purchased 11,650,343 shares of this total. These shares were issued pursuant to an exemption from registration provided in Section 4(2) of the Securities Act. The Company did not pay any commissions or fees in connection with these issuances.

FINANCIAL STATEMENTS FOR SATELLITE ACCESS SYSTEMS, INC.

                         REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Net Command Tech, Inc.
and
Satellite Access Systems, Inc.

We have audited the accompanying balance sheets of Satellite Access Systems, Inc. as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Satellite Access Systems, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Satellite Access Systems, Inc. will continue as a going concern. As more fully described in Note 1, certain conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 6, Net Command Tech, Inc. acquired the outstanding common stock of the Company on June 25, 1999.

/s/ Ernst & Young LLP

Tampa, Florida
February 16, 2000

                         SATELLITE ACCESS SYSTEMS, INC.

                                 BALANCE SHEETS

                                                          DECEMBER 31,                 JUNE 30,
                                                    -----------------------------    --------------
                                                          1997             1998           1999
                                                    -----------------------------    --------------
                                                                                      (unaudited)
ASSETS

Current Asset:  Marketable securities ..............   $      --      $   115,500    $   169,102
Property and equipment, net ........................       133,558         53,739         55,833
Deposit ............................................        12,508         12,508         12,508
Intangible assets, net .............................         5,962           --             --
Deferred tax asset .................................        90,335           --             --
                                                       -----------    -----------    -----------
Total assets .......................................   $   242,363    $   181,747    $   237,443
                                                       ===========    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
     Note payable on demand ........................   $      --      $    72,000    $    72,000
     Accounts payable and accrued expenses .........       134,798      1,672,938      2,078,490
     Customer deposits in dispute and other
       contingent expenses .........................     2,799,348      3,449,849      3,522,217
     Advance from Net Command Tech, Inc. ...........          --             --        1,398,653
     Current tax liability .........................        90,335           --             --
     Current portion of capital lease obligations ..        35,129         45,931         45,764
                                                       -----------    -----------    -----------
Total current liabilities ..........................     3,059,610      5,240,718      7,117,124

Note payable .......................................        72,000           --             --
Capital lease obligations ..........................       130,956         85,025         64,393

Stockholders' equity (deficit):
     Common stock, $.001 par value, 25,000,000
       shares authorized, 3,623,587, 3,661,587 and
       4,567,500 shares issued and outstanding at
       December 31, 1998, 1997 and June 30, 1999,
       respectively ................................         3,624          3,662          4,568
     Additional paid-in capital ....................        31,376         96,338        255,037
     Accumulated deficit ...........................    (3,055,203)    (5,243,996)    (7,203,679)
                                                       -----------    -----------    -----------
Total stockholders' equity (deficit) ...............    (3,020,203)    (5,143,996)    (6,944,074)
                                                       -----------    -----------    -----------
Total Liabilities and Stockholders' Equity (Deficit)   $   242,363    $   181,747    $   237,443
                                                       ===========    ===========    ===========

See accompanying notes.

                         SATELLITE ACCESS SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS

                                         YEAR ENDED                      SIX MONTHS ENDED
                                        DECEMBER 31,                         JUNE 30,
                                 ----------------------------    -------------------------------
                                   1997              1998             1998              1999
                                 ----------    --------------    --------------    -------------
                                                                           (unaudited)
Operating expenses:

     Disposal of equipment .......   $   196,922    $ 1,196,608    $   224,046    $    24,439
     General and administrative ..     1,481,431        335,997        261,208      1,517,336
     Salaries and wage related ...       353,175        241,239        116,908        266,922
     Loss on marketable securities          --          275,763           --           54,868
     Depreciation and amortization        93,611         87,071         43,699         43,267
                                     -----------    -----------    -----------    -----------
Total operating expenses .........     2,125,139      2,136,678        645,861      1,906,832

Other income (expense):
     Other income ................        21,020          5,335           --             --
     Interest expense ............       (16,649)       (57,450)       (28,725)       (52,851)
                                     -----------    -----------    -----------    -----------
                                           4,371        (52,115)       (28,725)       (52,851)
                                     -----------    -----------    -----------    -----------
Net loss .........................   $ 2,120,768    $ 2,188,793    $   674,586    $ 1,959,683
                                     ===========    ===========    ===========    ===========



See accompanying notes.

                         SATELLITE ACCESS SYSTEMS, INC.

             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                       TOTAL
                                             COMMON STOCK           ADDITIONAL                     STOCKHOLDERS'
                                      -----------------------------  PAID-IN       ACCUMULATED        EQUITY
                                          SHARES       AMOUNT        CAPITAL         DEFICIT         (DEFICIT)
                                      -----------------------------------------------------------------------------

Balance at January 1, 1997                 3,623,587       $3,624         $31,376      $(934,435)       $(899,435)
     Net loss                                     --           --              --     (2,120,768)      (2,120,768)
                                      -----------------------------------------------------------------------------
Balance at December 31, 1997               3,623,587        3,624          31,376     (3,055,203)      (3,020,203)
     Sales of common stock                    38,000           38          64,962              --           65,000
     Net loss                                     --           --              --     (2,188,793)      (2,188,793)
                                      -----------------------------------------------------------------------------
Balance at December 31, 1998               3,661,587        3,662          96,338     (5,243,996)      (5,143,996)
     Issuances of common stock
      for compensation and bonus             905,913          906         158,699              --          159,605
     Net loss                                     --           --              --     (1,959,683)      (1,959,683)
                                      -----------------------------------------------------------------------------
Balance at June 30, 1999 (unaudited)       4,567,500       $4,568        $255,037    $(7,203,679)     $(6,944,074)
                                      =============================================================================



See accompanying notes.

                         SATELLITE ACCESS SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS

                                                        YEAR ENDED                       SIX MONTHS ENDED
                                                        DECEMBER 31,                         JUNE 30,
                                            --------------------  -------------   ----------------------------------
                                                   1997              1998             1998             1999
                                            --------------------  -------------   -----------------  ---------------
                                                                                              (Unaudited)
Operating activities:
     Net loss                                     $ (2,120,768)     $ (2,188,793)     $ (674,586)      $(1,959,683)
     Adjustments to reconcile net loss to
       net cash provided by (used in)
       operating activities:
         Depreciation and amortization                  93,611            87,071          43,699            43,267
         Disposal of equipment                         196,922         1,196,608         224,046            24,439
         Losses on marketable securities                    --           275,763              --          (371,095)
         Issuances of common stock for
           compensation and bonus                           --                --              --           159,605
         Changes in operating assets and
           liabilities:

         Customer deposits in dispute
           and other contingent expenses             1,611,348           175,501         479,501            72,368
         Deposit                                        13,117                --              --                --
         Deferred tax asset                            (35,666)           90,335          90,335                --
         Advances from Net Command
           Tech, Inc.                                       --                --              --         1,398,653
         Accounts payable and accrued
           expenses                                    (21,585)        1,447,805          35,879           405,552
                                            --------------------  ----------------    -------------  ---------------
Net cash provided by (used in) operating
  activities                                          (219,851)        1,084,290         198,874          (226,894)
Investing activities:
Proceeds from sale of marketable equity
  securities                                                --            83,737              --           317,493
Purchases of equipment                                (186,116)       (1,197,898)       (224,046)          (69,800)
                                            --------------------  ----------------    -------------  ---------------
Net cash used in investing activities                 (186,116)       (1,114,161)       (224,046)          247,693
Financing activities:
Proceeds from sales of common stock                         --            65,000          65,000                --
Proceeds from note payable                              72,000                --              --                --
Payments on capital lease obligations                  (34,203)          (35,129)        (23,414)          (20,799)
                                            --------------------  ----------------    -------------  ---------------
Net cash provided by (used in) financing
  activities:                                           37,797            29,871          41,586           (20,799)
Net increase (decrease) in cash                       (368,170)               --          16,414                --
Cash at beginning of year                              368,170                --              --                --
                                            --------------------  ----------------    -------------  ---------------
Cash at end of year                               $         --      $         --      $   16,414       $        --
                                            ====================  ================    =============  ===============

                         SATELLITE ACCESS SYSTEMS, INC.

Supplemental disclosure of cash flow
  information and noncash investing and
  financing activities

Cash paid during the year for interest         $     19,406      $    51,450       $   28,812      $    10,174
Marketable equity securities received as a
  deposit for services                         $         --      $   475,000       $       --      $   425,963
Issuances of common stock for compensation
  and bonus                                    $         --      $        --       $       --      $   159,605



See accompanying notes.

                         SATELLITE ACCESS SYSTEMS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


(1) BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Satellite Access Systems, Inc. (the "Company") was incorporated in 1996 under Nevada State Laws. The Company is a technology and software enterprise engaged principally in the development and marketing of intellectual property used in high-speed transmission of data over narrow bandwidth communications mediums, including telephone lines, satellite connections and wireless telephony connections.

On June 25, 1999, Net Command Tech, Inc. ("Net Command") purchased all of the Company's outstanding common stock (See Note 6). Commencing in October 1999, litigation arose between Net Command and the former principal stockholders of the Company regarding the ownership and validity of the Company's intellectual property (See Note 6). As a result, the Company's intellectual property has not been independently validated and may not yet have been developed to the point that it can be commercially marketed or licensed, or may not exist.

BASIS OF PRESENTATION

INTERIM FINANCIAL INFORMATION: The financial statements as of June 30, 1999 and for the six months then ended, and the related amounts in the footnotes have been provided for convenience. As noted above, the Company was purchased on June 25, 1999. In the opinion of management no significant transactions or events occurred during the period June 26, 1999 to June 30, 1999. The June 30, 1999 financial statements are unaudited, but in the opinion of management reflect all normal recurring adjustments necessary for the fair presentation of the results of those periods. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full fiscal years.

GOING CONCERN: The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 1999, the Company had generated no revenue and, as discussed in "Revenue Recognition", collected advance payments from customers that, along with certain cash damages, are planned to be returned to the respective customers. These customer liabilities and related losses contribute significantly to a working capital deficiency and stockholders' deficit of $6,948,022 and $6,944,074, respectively, at June 30, 1999. In addition, the Company is in default of $72,000 of bank debt. Finally, as mentioned above, the Company's intellectual property has not yet proven to have commercial viability and may not exist. Accordingly, the commercial exploitation, license or sale of the Company's intellectual property is uncertain. On June 25, 1999, the Company's outstanding common stock was acquired by Net Command (See Note 6). Net

                         SATELLITE ACCESS SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1997


Command has funded the payments of $2,493,592 ($1,398,653 as of June 30, 1999) of the Company's obligations between June 25, 1999 and September 30, 1999. The ability of Net Command to further fund the Company's obligations is not certain. In addition, as discussed in Note 6, the former principal owners have commenced legal action to rescind the acquisition by Net Command. If this action is successful, Net Command may not be obligated to fund any further liabilities. The accompanying financial statements do not include any adjustments that may be required should it or Net Command become unable to realize its assets (tangible and intangible) or satisfy its obligations.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION: The Company has entered into various third-party contracts for the license of its technologies, the sale of services related to its technologies and the sale of services related to components of its technologies. Customer advance deposits and cash retainers have been received in connection with substantially all such contracts. However, the Company has not successfully delivered contracted services or technologies under these contracts. Accordingly, no revenue has been recorded in the accompanying financial statements. In addition, as discussed in Note 5, substantially all counterparties to the Company's contracts have made claims for return of the customers' advance deposits and other damages. The Company has entered into settlement agreements with substantially all of the customers that provide for return of the deposits and, in certain instances, damages.

MARKETABLE SECURITIES: Marketable securities, which consist of common stock, are stated at market value as determined by the most recently traded price of the security at the balance sheet date. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Management determines the appropriate classification of its investments in marketable equity securities at the time of acquisition and reevaluates such determination at each balance sheet date. Securities that are acquired and held principally for the purpose of selling them in the near-term are classified as trading securities and any unrealized holding gains and losses are included in the statement of operations. The cost of investments sold is determined on the specific identification or the first-in, first-out method.

                         SATELLITE ACCESS SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1997


PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets (generally two to five years).

RESEARCH AND DEVELOPMENT: Substantially all activities of the Company relate to the development of its intellectual property. The Company's policy is to expense research and development as incurred until a state of technological feasibility has been achieved. Following the achievement of technological feasibility, the Company's policy is to capitalize costs related to prototype development and technical drawings. The Company's technologies have not yet reached a state of technological feasibility. Accordingly, all costs have been expensed in the accompanying financial statements.

STOCK COMPENSATION: The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, AND RELATED INTERPRETATIONS. During 1998 and 1999, common stock was issued to employees in lieu of cash compensation and, as discussed in Note 6, as a bonus.

INCOME TAXES: The Company accounts for income taxes using the liability method in accordance with the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES.

(2) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                          DECEMBER 31,
                                               ------------------------------
                                                      1997             1998
                                               ------------------------------


         Office equipment                      $  31,486         $ 31,486
         Computer equipment and software         221,260          222,550
         Leasehold improvements                    2,343            2,343
                                               ------------------------------
                                                 255,089          256,379
         Less accumulated depreciation          (121,531)        (202,640)
                                               ------------------------------
                                               $ 133,558         $ 53,739
                                               ==============================

                         SATELLITE ACCESS SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1997


During 1998 and 1997, the Company abandoned or disposed of equipment with a net book value of $1,196,608 and $178,829, respectively. The equipment had been intended for use under certain customer contracts (See "Revenue Recognition").

(3) NOTES PAYABLE

The Company has outstanding borrowings of $72,000 under a bank line of credit that bears interest of 9.5%. The balance is currently in default for nonpayment; however, the bank has not exercised its remedies, principally to demand payment, under the credit agreement. The outstanding balance has been classified as current in the financial statements as of December 31, 1998 and June 30, 1999.

(4) INCOME TAXES

The components of the income tax provision (benefit) are as follows:

                                                     Year ended December 31,
                                                  -----------------------------
                                                       1997            1998
                                                      ------          -------

Current:
  Federal                                          $(30,453)          $(77,132)
  State                                              (5,213)           (13,203)
                                                   ---------          ---------
                                                    (35,666)           (90,335)
Deferred:
  Federal                                            30,453             77,132
  State                                               5,213             13,203
                                                   ---------          ---------
                                                     35,666             90,335
                                                   ---------          ---------
Total tax provision (benefit)                      $   --             $   --
                                                   =========          =========

A reconciliation of the differences between the effective income tax rate and the statutory federal tax rate follows:

                                                     Year ended December 31,
                                                  -----------------------------
                                                       1997            1998
                                                      ------          -------

Tax at U.S. statutory rate                         $(721,061)       $(744,190)
State taxes, net of federal benefit                  (76,808)         (79,390)
Valuation allowance                                  796,221          822,988
Other                                                  1,648              591
                                                   ---------        ---------
                                                   $    --          $   --
                                                   =========        =========

Significant components of the Company's deferred tax assets and liabilities are as follows:
                                                      Year ended December 31,
                                                   -----------------------------
                                                        1997            1998
                                                       ------          -------
Noncurrent deferred tax assets:
  Accrued liabilities                             $  1,238,088     $  1,466,180
  Net operating loss carryforward                            0          444,801
  Other                                                      0           59,761
                                                    ----------       ----------
Gross deferred tax asset                             1,238,088        1,970,742
Less: Valuation Allowance                           (1,147,753)      (1,970,742)
                                                    ----------       ----------
Net noncurrent deferred tax asset (liability)     $     90,335     $      --
                                                    ==========       ==========

Generally accepted accounting principles require a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that valuation allowances of $1,970,742 and $1,147,753 are appropriate as of December 31, 1998 and 1997, respectively.

The Company has net operating loss carryforwards for tax purposes at December 31, 1998 of approximately $1,182,000 which expire in 2018.

(5) COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases its corporate headquarters under a noncancelable operating lease expiring June 30, 2000. The Company also leases certain telecommunications and office equipment and fixtures under noncancelable operating leases expiring 2001.

                         SATELLITE ACCESS SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1997


The following is a schedule by year of the future minimum rental payments required under these leases:

                                                         CAPITAL     OPERATING
  YEAR ENDING DECEMBER 31:                               LEASES       LEASES
  ------------------------                           -------------   ----------
  1999                                                    $52,031     $176,758
  2000                                                     52,031      101,422
  2001                                                     46,771       19,500
                                                     -------------   ----------
  Total minimum lease payments                            150,833     $297,680
                                                                     ==========
  Less amount representing interest                       (19,877)
                                                     -------------
  Present value of net minimum lease payments             130,956
  Less current maturities                                 (45,931)
                                                     -------------
  Capital lease obligation                                $85,025
                                                     =============

Rent expense under operating leases amounted to $147,684 and $142,112 during 1998 and 1997, respectively.

CUSTOMER ADVANCES IN DISPUTE AND OTHER CONTINGENT EXPENSES:

Customer advances in dispute and other contingent expenses consisted of the following:


                                                        DECEMBER 31,
                                           ---------------------------------------
                                                 1997                1998             JUNE 30, 1999
                                           ------------------ -------------------- --------------------
Customer advances in dispute                      $1,764,348           $2,349,849           $2,639,082
Disputes over sales of stock                         965,000              965,000              615,000
Employment contingencies                                  --                   --              133,135
Defaulted service contracts                           70,000              135,000              135,000
                                           ------------------ -------------------- --------------------
                                                  $2,799,348           $3,449,849           $3,522,217
                                           ================== ==================== ====================

CUSTOMER ADVANCES IN DISPUTE: The Company has entered into various third-party contracts for the license of its technologies, the sale of services related to its technologies, and the sale of services related to components of its technologies. Customer advance deposits and cash retainers have been received in connection with substantially all contracts. However, the Company has not successfully delivered contracted services or technologies to the satisfaction of the customers under these agreements. As a result, the customers have made claims for the return of the deposits and, in some instances, have entered into litigation against the Company to recover amounts paid and damages. The Company has entered into settlement agreements with certain customers. In other cases, the Company has made estimates of its range of possible loss, and accrued its best estimate within the range.

                         SATELLITE ACCESS SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1997

DISPUTES OVER SALES OF STOCK:

During October 1996 Aaxico entered into an agreement to purchase a portion of the Company's common stock for $575,000. During 1996 and 1997 amounts totaling $500,000 were received from Aaxico; however, no shares were issued. A suit was filed by Aaxico requesting repayment of cash plus 235,294 shares of Net Command Tech, Inc. common stock. Cash payments totaling $715,000 ($350,000 during the first half of 1999; $365,000 in the second half of 1999) were made to settle this dispute.

On May 29, 1997 an unrelated third-party individual entered into an agreement to obtain 12,500 shares of SAS (for a price of $20 per share). Subsequently, the individual requested repayment of the $250,000 deposit which was allowable under the agreement.

EMPLOYMENT CONTINGENCIES: The Company has certain contingent liabilities resulting from employment-related matters. Management believes that it has adequately provided for the probable resolution of these matters.

DEFAULTED SERVICE CONTRACTS: The Company has accrued unpaid obligations under two separate contracts for professional services.

(6) SALE OF THE COMPANY

Pursuant to an Acquisition Contract dated April 23, 1999, as amended, Net Command purchased the outstanding common stock of the Company in exchange for 2,352,942 shares of Net Command common stock (the Acquisition). The terms of the Acquisition Contract provided for the contingent issuance of options to purchase approximately 1,500,000 shares of Net Command common shares upon the achievement by the Company of $10,000,000 in revenues. The Acquisition was closed on June 25, 1999. Immediately preceding the closure of the Acquisition, the Company issued 692,500 shares of its common stock as a bonus to the Company's Chief Technology Officer, who was also the majority stockholder. The shares of the Company were valued at $122,055 and charged to expense in the accompanying financial statements.

Following the Acquisition, the former principal owners of the Company refused to surrender the Company's intellectual property to Net Command for testing and verification. As a result, in October 1999, Net Command commenced an action against the former principal owners, alleging wrongful taking and refusal to return intellectual property, violation of Florida Trade Secrets Act, conversion and civil theft. The court entered a temporary injunction against the former principal owners restraining them from using, tampering with, altering, modifying, divulging or adversely affecting in any way the technology that was acquired in connection with the Acquisition. The court also temporarily enjoined the former principal owners from attempting to sell or convey the technology and ordered all software and firmware belonging to the Company to be delivered to a third party for safekeeping. The former principal owners of the Company filed a motion to dissolve both the temporary injunction alleging that Net Command never acquired the Company or its technology, and render the Acquisition Agreement as

                         SATELLITE ACCESS SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1997



null and void. The former principal owners have also counter claimed against Net Command, asserting that they are the owners of the intellectual property and that in connection with their sale of common stock, Net Command violated antifraud provisions of the Florida Securities Investor Protection Act, as well as common law fraud and breached various loan and employment agreements. Net Command has denied the allegations of the former principal owners and intends to enforce its rights to the intellectual property, and have it verified by independent authorities.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

                  The following unaudited pro forma consolidated statements of operations of Net Command Tech, Inc. for the year ended December 31, 1998 and the nine months ended September 30, 1999 include the historical and pro forma effects of the acquisition of Satellite Access Systems, Inc., which was consummated on June 25, 1999. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 give effect to the acquisition as if it had occurred at the beginning of each period presented.

                  The pro forma adjustments are based upon currently available information, as well as upon certain assumptions that management believes are reasonable. The acquisition was accounted for under the purchase method of accounting.

                  The unaudited pro forma consolidated financial statements are not necessarily indicative of either future results of operations or results that might have been achieved had the foregoing transaction been consummated as of the beginning of each period presented. The unaudited pro forma consolidated financial statements should be read in conjunction with the notes thereto and the historical consolidated financial statements of the Company, together with the related notes thereto, included in this registration statement.

                             NET COMMAND TECH, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                         HISTORICAL        ACQUIRED           PRO FORMA
                                         COMPANY (c)     BUSINESS (a)       ADJUSTMENTS (b)    PRO FORMA (d)
                                         -----------     ------------     ------------------   -------------
Expenses:
   Salaries and wages .............      $      --         $   241,239       $      --         $   241,239
   Professional services ..........             --                --                --                --
   General and administrative .....          436,175           335,997              --             772,172
   Disposal of equipment ..........             --           1,196,608              --           1,196,608
   Loss on marketable securities ..             --             275,763              --             275,763
   Depreciation and amortization ..             --              87,071         2,575,114         2,662,185
                                         -----------       -----------       -----------       -----------
Total expenses ....................          436,175         2,136,678         2,575,114         5,147,967

Interest and other expense ........             --              52,115              --              52,115
                                         -----------       -----------       -----------       -----------

Net loss ..........................      $   436,175       $ 2,188,793       $ 2,575,114       $ 5,200,082
                                         ===========       ===========       ===========       ===========


Net loss per share ................      $     (0.09)                                          $     (0.74)
                                         ===========                                           ===========


Weighted average shares outstanding        4,711,426                                             7,064,368
                                         ===========                                           ===========







See accompanying notes to the unaudited pro forma consolidated financial statements.

                             NET COMMAND TECH, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 1999



                                         HISTORICAL           ACQUIRED         PRO FORMA
                                         COMPANY(c)         BUSINESS(a)      ADJUSTMENTS(b)    PRO FORMA (d)
                                         ----------         -----------    -----------------   -------------
Expenses:
   Salaries and wages .............      $  2,032,021       $    266,922       $       --         $  2,298,943
   Professional services ..........         1,221,887               --                 --            1,221,887
   General and administrative .....         1,331,397          1,517,336               --            2,848,733
   Loss on marketable securities ..             --                54,868               --               54,868
   Disposal of equipment ..........             --                24,439               --               24,439
   Depreciation and amortization ..           931,450             43,267          1,931,336          2,906,053
                                         ------------       ------------       ------------       ------------
Total expenses ....................         5,516,755          1,906,832          1,931,336          9,354,923
Interest and other income (expense)            51,045            (52,851)              --               (1,806)
                                         ------------       ------------       ------------       ------------
Net loss ..........................      $  5,465,710       $  1,959,683       $  1,931,336       $  9,356,729
                                         ============       ============       ============       ============
Net loss per share ................      $      (0.36)                                            $      (0.58)
                                         ============                                             ============
Weighted average shares outstanding        15,173,537                                               16,219,289
                                         ============                                             ============











See accompanying notes to the unaudited pro forma consolidated financial statements.

                             NET COMMAND TECH, INC.

                  NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
             STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31,
                1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999

(a) Represents historical operating results of Satellite Access Systems, Inc. prior to acquisition of its stock by the Company.

(b) Includes adjustments to reflect amortization expense for goodwill recorded as a result of the acquisition. Goodwill is being amortized over its estimated life of three years. See Note 2 to the historical unaudited financial statements of Net Command Tech for the allocation of the purchase price which is preliminary.

(c) This column represents the historical results of operations of the Company.

(d) Pro forma weighted average shares includes 2,352,942 shares of common stock issued in connection with the acquisition of Satellite Access Systems, Inc. as if these shares were issued on the first day of each of the periods presented.

                                    PART III

ITEM 1.  EXHIBITS.


    EXHIBIT NO.                                              EXHIBIT DESCRIPTION
---------------------    --------------------------------------------------------------------------------------------

         3.1             Certificate of Incorporation, as amended on March 7, 1995, July 15, 1997, May 3, 1999 and January 12, 2000, of Net Command Tech, Inc. in Delaware

         3.2             Certificate of Domestication in the State of Florida including Articles of Incorporation

         3.3             By-laws of Net Command Tech, Inc.

         3.4             Articles of Incorporation of Satellite Access Systems, Inc.

         3.5             By-laws of Satellite Access Systems, Inc.

        10.1             Contract for Sale and Purchase of Internet Technology Division dated February 1, 1999 by and between the Company and Baraka Intracom, Inc.

        10.2             Tax Free Acquisition Agreement dated April 21, 1999 by and between Satellite Access, Inc.
                         and the Company

        10.3             Office Lease dated July 1, 1996 by and between SAS and Transcontinental Realty Investors,
                         Inc.

        10.4             Lease Agreement dated March 22, 1999 by and between the Company and Sawgrass Plaza
                         Associates

        10.5             Employment Agreement dated September 29, 1999 by and between the Company and Frank Musolino

        10.6             Employment Agreement dated March 1, 1999 by and between the Company and Robert I. Chalnick

        10.7             Employment Agreement dated April 11, 1999 by and between the Company and Joseph Morgan

        10.8             Employment Agreement dated November 20, 1998 by and between the Company and Roger Dunavant

        10.9             Employment Resignation and Separation Agreement dated June 18, 1999 by and between the
                         Company and Roger Dunavant

       10.10             Addendum to Office Lease dated July 1, 1996 by and between SAS and Transcontinental Realty
                         Investors, Inc.

    EXHIBIT NO.                                              EXHIBIT DESCRIPTION
---------------------    --------------------------------------------------------------------------------------------
       10.11             Amendment  to Office  Lease dated July 31,  1996 by and  between  SAS and  Transcontinental
                         Realty Investors, Inc.

       10.12             Square  Footage  Amendment  dated May 7, 1999 by and between the Company and Sawgrass Plaza
                         Associates

       10.13             Addendum to Employment  Agreement dated March 1, 1999 by and between the Company and Robert
                         Chalnick

       10.14             Addendum  to  Employment  Agreement  dated  January 1, 1999 by and  between the Company and
                         Roger Dunavant

       10.15             Addendum to Employment  Agreement  dated March 1, 1999 by and between the Company and Roger
                         Dunavant

       10.16             Interim  Closing  Agreement  dated April 26, 1999 by and between the Company and  Satellite
                         Access  Systems,  Inc.,  as amended by addendum  no. 1 dated May 14,  1999,  addendum no. 2 dated June 2, 1999 and addendum no. 3 dated June 10, 1999

       10.17             Final  Closing  Memorandum  dated June 25, 1999 by and  between  the Company and  Satellite
                         Access Systems,  Inc., as extended by the extension of Final Closing  Memorandum dated June
                         25, 1999

         21              Subsidiaries




                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NET COMMAND TECH, INC.

                                   By: /s/ Frank Musolino
                                      ----------------------------------
                                         Name:  Frank Musolino
                                         Title:  President and Chairman of the
                                                 Board

Date:    March 10, 2000
     --------------------------

                                 EXHIBIT INDEX


    EXHIBIT NO.                                              EXHIBIT DESCRIPTION
---------------------    --------------------------------------------------------------------------------------------

         3.1             Certificate of Incorporation, as amended on March 7, 1995, July 15, 1997, May 3, 1999 and January 12, 2000, of Net Command Tech, Inc. in Delaware

         3.2             Certificate of Domestication in the State of Florida including Articles of Incorporation

         3.3             By-laws of Net Command Tech, Inc.

         3.4             Articles of Incorporation of Satellite Access Systems, Inc.

         3.5             By-laws of Satellite Access Systems, Inc.

        10.1             Contract for Sale and Purchase of Internet Technology Division dated February 1, 1999 by and between the Company and Baraka Intracom, Inc.

        10.2             Tax Free Acquisition Agreement dated April 21, 1999 by and between Satellite Access, Inc.
                         and the Company

        10.3             Office Lease dated July 1, 1996 by and between SAS and Transcontinental Realty Investors,
                         Inc.

        10.4             Lease Agreement dated March 22, 1999 by and between the Company and Sawgrass Plaza
                         Associates

        10.5             Employment Agreement dated September 29, 1999 by and between the Company and Frank Musolino

        10.6             Employment Agreement dated March 1, 1999 by and between the Company and Robert I. Chalnick

        10.7             Employment Agreement dated April 11, 1999 by and between the Company and Joseph Morgan

        10.8             Employment Agreement dated November 20, 1998 by and between the Company and Roger Dunavant

        10.9             Employment Resignation and Separation Agreement dated June 18, 1999 by and between the
                         Company and Roger Dunavant

       10.10             Addendum to Office Lease dated July 1, 1996 by and between SAS and Transcontinental Realty
                         Investors, Inc.

       10.11             Amendment  to Office  Lease dated July 31,  1996 by and  between  SAS and  Transcontinental
                         Realty Investors, Inc.

       10.12             Square  Footage  Amendment  dated May 7, 1999 by and between the Company and Sawgrass Plaza
                         Associates

       10.13             Addendum to Employment  Agreement dated March 1, 1999 by and between the Company and Robert
                         Chalnick

       10.14             Addendum  to  Employment  Agreement  dated  January 1, 1999 by and  between the Company and
                         Roger Dunavant

       10.15             Addendum to Employment  Agreement  dated March 1, 1999 by and between the Company and Roger
                         Dunavant

       10.16             Interim  Closing  Agreement  dated April 26, 1999 by and between the Company and  Satellite
                         Access  Systems,  Inc.,  as amended by addendum  no. 1 dated May 14,  1999,  addendum no. 2 dated June 2, 1999 and addendum no. 3 dated June 10, 1999

       10.17             Final  Closing  Memorandum  dated June 25, 1999 by and  between  the Company and  Satellite
                         Access Systems,  Inc., as extended by the extension of Final Closing  Memorandum dated June
                         25, 1999

         21              Subsidiaries


